       As filed with the Securities and Exchange Commission on October 5, 2001.
                                                   Registration No. 333-________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933





                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
                           (Exact name of Registrant)



                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)



                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)


                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)


                            James D. Gallagher, Esq.
                  Vice President, Secretary and General Counsel
           The Manufacturers Life Insurance Company of North America
                                73 Tremont Street
                           Boston, Massachusetts 02108
                     (Name and Address of Agent for Service)


                                    Copy to:
                              J. Sumner Jones, Esq.
                             Jones & Blouch, L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                              Washington, DC 20007


Title of Securities Being Registered: Variable Annuity Insurance Contracts



Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA
                               SEPARATE ACCOUNT H




                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4


N-4 Item
Part A         Caption in Prospectus
------         ---------------------

1...........   Cover Page
2...........   Appendix A: Special Terms
3...........   Summary
4...........   Appendix B: Table of Accumulation Values
5...........   General Information about Us, The Variable Account, the Trust and the Merrill Variable Funds
6...........   Charges and Deductions; Withdrawal Charges; Reduction or
                Elimination of Withdrawal Charges; Administration Fees;
                Mortality and Expense Risks Charge; Taxes; Expenses of
                Distributing the Contract
7...........   Accumulation Period Provisions; Company Approval; Purchase
                Payments; Accumulation Units; Net Investment Factor; Transfers
                Among Investment Options; Telephone Transactions; Special
                Transfer Services - Dollar Cost Averaging; Asset Rebalancing
                Program; Withdrawals; Special Withdrawal Services - the Income
                Plan; Contract Owner Inquiries; Other Contract Provisions;
                Ownership; Beneficiary; Modification
8...........   Pay Out Period Provisions; General; Annuity Options;
                Determination of Amount of the First Variable Annuity Benefit
                Payment; Annuity Units and the Determination of Subsequent
                Variable Annuity Benefit Payments; Transfers During the Pay Out
                During the Pay Out Period
9...........   Accumulation Period Provisions; Death Benefit During the
                Accumulation Period; Pay Out Period Provisions; Death Benefit
                Period
10..........   Accumulation Period Provisions; Purchase Payments; Accumulation
                Units; Value of Accumulation Units; Net Investment Factor;
                Distribution of Contracts
11..........   Withdrawals; Restrictions under the Texas Optional Retirement
                Program; Accumulation Period Provisions; Purchase Payments;
                Other Contract Provisions; Ten Day Right to Review
12..........   Federal Tax Matters; Introduction; Taxation of Annuities in
                General; Diversification Requirements; Qualified Retirement
                Plans; Appendix G: Qualified Plan Types
13..........   Legal Proceedings
14..........   Statement of Additional Information - Table of Contents

Part B         Caption in Statement of Additional Information

15..........   Cover Page
16..........   Table of Contents
17..........   General Information and History.
18..........   Services-Independent Auditors, Services-Servicing Agent
19..........   Not Applicable
20..........   Services - Principal Underwriter
21..........   Performance Data
22..........   Not Applicable
23..........   Financial Statements

                                     PART A



                      INFORMATION REQUIRED IN A PROSPECTUS

     ANNUITY SERVICE OFFICE                              MAILING ADDRESS
 500 Boylston Street, Suite 400                       Post Office Box 9230
Boston, Massachusetts 02116-3739                Boston, Massachusetts 02205-9230
         (617) 663-3000                                www.manulifeusa.com
         (800) 344-1029




                THE MANUFACTURERS LIFE INSURANCE COMPANY(U.S.A.)
                               SEPARATE ACCOUNT H
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)



                  FLEXIBLE PURCHASE PAYMENT INDIVIDUAL DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING



         This Prospectus describes an annuity contract (the "CONTRACT") issued by The Manufacturers Life Insurance Company (U.S.A.) ("WE" or "US" or "MANULIFE U.S.A."). The contract is a flexible purchase payment, individual, deferred, non-participating, combination fixed and variable annuity contract. Parts of this Prospectus also describe other variable annuity contracts that we no longer offer and ones that we offer only in the state of Washington.



         - Contract values and annuity benefit payments are based upon sixty-four investment options. Sixty-two options are variable and two are fixed account options.



         - Contract values (other than those allocated to one of the fixed accounts) and variable annuity benefit payments will vary according to the investment performance of the sub-accounts of one of our separate accounts, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H (the "VARIABLE ACCOUNT"). Contract values may be allocated to, and transferred among, one or more of those sub-accounts.


         - Each sub-account's assets are invested in a corresponding portfolio of a mutual fund, Manufacturers Investment Trust (the "TRUST"). We will provide the contract owner ("YOU") a prospectus for the Trust with this Prospectus.

         - SHARES OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

         - Except as specifically noted here and under the caption "FIXED ACCOUNT INVESTMENT OPTIONS" below, this Prospectus describes only the variable portion of the contract.

         -    Special terms are defined in a glossary in Appendix A.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING.

THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- Additional information about the contract and the Variable Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the SEC and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing us at the address on the front cover or by telephoning (800) 344-1029.

- The SEC maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information and other information about us, the contracts and the Variable Account.



                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


         General Information and History............................    3
         Performance Data...........................................    3
         Service
                  Independent Auditors..............................    15
                  Servicing Agent...................................    15
                  Principal Underwriter.............................    16
         Audited Financial Statements...............................    17



                The date of this Prospectus is January 1, 2002.



VISION.PRO1/02

                                    SUMMARY




                                TABLE OF CONTENTS


SUMMARY...................................................................     4
GENERAL INFORMATION ABOUT US, THE VARIABLE ACCOUNT AND THE TRUST..........     9
  The Manufacturers Life Insurance Company of (U.S.A.)....................     9
    The Variable Account .................................................    10
    The Trust.............................................................    10
    The Merrill Variable Funds............................................    11
DESCRIPTION OF THE CONTRACT ..............................................    16
  ACCUMULATION PERIOD PROVISIONS .........................................    16
    Purchase Payments ....................................................    16
    Accumulation Units ...................................................    16
    Value of Accumulation Units ..........................................    16
    Net Investment Factor ................................................    17
    Transfers Among Investment Options ...................................    17
    Maximum Number of Investment Options..................................    17
    Telephone Transactions ...............................................    18
    Special Transfer Services - Dollar Cost Averaging.....................    18
    Asset Rebalancing Program.............................................    18
    Withdrawals...........................................................    19
    Special Withdrawal Services - the Income Plan ........................    19
    Death Benefit During the Accumulation Period..........................    20
  PAY-OUT PERIOD PROVISIONS ..............................................    22
    General ..............................................................    22
    Annuity Options ......................................................    22
    Determination of Amount of the First Variable Annuity Payment.........    23
    Annuity Units and the Determination of Subsequent Variable Annuity
     Payments ............................................................    23
    Transfers During Pay-out Period ......................................    24
    Death Benefit During Pay-out Period...................................    24
  OTHER CONTRACT PROVISIONS ..............................................    24
    Ten Day Right to Review ..............................................    24
    Ownership ............................................................    24
    Annuitant ............................................................    25
    Beneficiary ..........................................................    25
    Modification .........................................................    25
    Our Approval .........................................................    25
    Misstatement and Proof of Age, Sex or Survival........................    25
  FIXED ACCOUNT INVESTMENT OPTIONS........................................    25
CHARGES AND DEDUCTIONS ...................................................    27
    Withdrawal Charges ...................................................    27
    Reduction or Elimination of Withdrawal Charges .......................    28
    Administration Fees...................................................    29
    Distribution Fee......................................................    29
    Mortality and Expense Risks Charge ...................................    29
    Taxes ................................................................    29
    Expenses of Distributing Contracts....................................    30
FEDERAL TAX MATTERS ......................................................    30
  INTRODUCTION ...........................................................    30
  OUR TAX STATUS .........................................................    30
  TAXATION OF ANNUITIES IN GENERAL .......................................    30
    Tax Deferral During Accumulation Period ..............................    30
    Taxation of Partial and Full Withdrawals .............................    32
    Taxation of Annuity Benefit Payments .................................    32
    Taxation of Death Benefit Proceeds ...................................    33
    Penalty Tax on Premature Distributions ...............................    33
    Aggregation of Contracts .............................................    33
  QUALIFIED RETIREMENT PLANS .............................................    34
    Direct Rollovers .....................................................    35
    Loans.................................................................    35
  FEDERAL INCOME TAX WITHHOLDING..........................................    36
GENERAL MATTERS...........................................................    36
    Performance Data......................................................    36
    Asset Allocation and Timing Services..................................    36
    Restrictions under the Texas Optional Retirement Program..............    37
    Distribution of Contracts ............................................    37
    Contract Owner Inquiries..............................................    37
    Confirmation Statements...............................................    37
    Legal Proceedings ....................................................    37
    Cancellation of the Contract..........................................    38
    Voting Interest.......................................................    38
APPENDIX A: SPECIAL TERMS.................................................   A-1
APPENDIX B: TABLE OF ACCUMULATION UNIT VALUES RELATING TO THE CONTRACT....   B-1
APPENDIX C: EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGE..................   C-1
APPENDIX D: STATE PREMIUM TAXES...........................................   D-1
APPENDIX E: PENNSYLVANIA MAXIMUM MATURITY AGE.............................   E-1
APPENDIX F: PRIOR CONTRACTS (VV CONTRACTS)................................   F-1
APPENDIX G: QUALIFIED PLAN TYPES..........................................   G-1

                                     SUMMARY

OVERVIEW OF THE CONTRACT. Under the contract, you make one or more payments to us for a period of time (the "ACCUMULATION PERIOD") and then later, beginning on the "MATURITY DATE" we make one or more annuity benefit payments to you (the "PAY-OUT PERIOD"). Contract values during the accumulation period and the amounts of annuity benefit payments during the pay-out period may either be variable or fixed, depending upon the investment option(s) you select. You may use the contract to fund either a non-qualified or tax-qualified retirement plan.

PURCHASE PAYMENT LIMITS. The minimum initial purchase payment is $25,000. Subsequent purchase payments must be at least $1,000 (except for qualified plans where the minimum is $30). Purchase payments normally may be made at any time. If a purchase payment would cause your contract value to exceed $1,000,000, or your contract value already exceeds $1,000,000, however, you must obtain our approval in order to make the payment. If permitted by state law, we may cancel your contract if you have made no purchase payments for two years, your contract value is less than $2,000 and your purchase payments over the life of your contract, minus your withdrawals over the life of the contract is less than $2,000.

When you purchase a variable annuity for any tax-qualified retirement plan, the variable annuity does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a variable annuity for a tax-qualified plan only on the basis of other benefits offered by the variable annuity. These benefits may include lifetime income payments, protection through the death benefit, and guaranteed fees.


INVESTMENT OPTIONS. Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including all fixed account investment options). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments. Currently, sixty-two Variable Account investment options and two fixed account investment options are available under the contract. Each Variable Account investment option is a sub-account of the Variable Account that invests in a corresponding portfolio of the Trust or Merrill Variable Funds. A full description of each portfolio of the Trust or Merrill Variable Funds is in the accompanying Prospectus of the Trust or Merrill Variable Funds. Your contract value during the accumulation period and the amounts of annuity benefit payments will depend upon the investment performance of the Trust portfolio underlying each sub-account of the Variable Account you select and/or upon the interest we credit on each fixed account option you select. Subject to certain regulatory limitations, we may elect to add, subtract or substitute investment options.


Allocating assets only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your contract will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations; please discuss this matter with your financial adviser.

TRANSFERS. During the accumulation period, you may transfer your contract values among any of the investment options. During the pay-out period, you may transfer your allocations among the Variable Account investment options, but transfers from Variable Account options to fixed account options or from fixed account options to Variable Account options are not permitted.

WITHDRAWALS. During the accumulation period, you may withdraw all or a portion of your contract value. The amount you withdraw from any investment account must be at least $300 or, if less, your entire balance in that investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce your contract value to less than $300, we will treat your withdrawal request as a request to withdraw all of your contract value. A withdrawal charge and an administration fee may apply to your withdrawal. A withdrawal may be subject to income tax and a 10% penalty tax. A systematic withdrawal plan service is available under the contract.

CONFIRMATION STATEMENTS. We will send you confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuity Service Office (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

DEATH BENEFITS. We will pay the death benefit described below to your BENEFICIARY if you die during the accumulation period. If a contract is owned by more than one person, then the surviving contract owner will be deemed the beneficiary of the deceased contract owner. No death benefit is payable on the death of any ANNUITANT (a natural person or persons whose life is used to determine the duration of ANNUITY BENEFIT PAYMENTS involving life contingencies), except that if any contract owner is not a natural person, the death of any annuitant will be treated as the death of an owner. The amount of the death benefit will be calculated as of the date on which our Annuity Service Office receives written notice and proof of death and all required claim forms. The formula used to calculate the death benefit may vary according to the age(s) of the contract owner(s) at the time the contract is issued and the age of the contract owner who dies. If there are any unpaid loans (including unpaid interest) under the contract, the death benefit equals the death benefit calculated according to the applicable formula, minus the amount of the unpaid loans. If the annuitant dies during the pay-out period and annuity payment method selected called for payments for a guaranteed period, we will make the remaining guaranteed payments to the beneficiary. See Appendix F for information on death benefit provisions applicable to certain contracts no longer being issued and contracts issued in the state of Washington.

ANNUITY BENEFIT PAYMENTS. We offer a variety of fixed and variable annuity payment options. Periodic annuity benefit payments will begin on the "maturity date" (the first day of the pay-out period). You select the maturity date, the frequency of payment and the type of annuity benefit payment option.

TEN DAY REVIEW. You may cancel your contract by returning it to us within 10 days of receiving it.

TAXATION. Generally all earnings on the underlying investments are tax-deferred until withdrawn or until annuity benefit payments begin. Normally, a portion of each annuity benefit payment is taxable as ordinary income. Partial and total withdrawals are taxable as ordinary income to the extent contract value prior to the withdrawal exceeds the purchase payments you have made, minus any prior withdrawals that were not taxable. A penalty tax may apply to withdrawals and annuity benefit payments prior to age 59-1/2.

CHARGES AND DEDUCTIONS. The following table and Example are designed to assist you in understanding the various costs and expenses related to the contract. The table reflects expenses of the Variable Account and the underlying portfolios of the Trust. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts and we reserve the right to impose an annual $30 per contract administration fee on contracts where the contract value is less than $10,000 as a result of a partial withdrawal. The items listed under "Contract Owner Transaction Expenses" and "Separate Account Annual Expenses" are more completely described in this Prospectus under "Charges and Deductions". The items listed under "Trust Annual Expenses" are described in detail in the accompanying Trust Prospectus.

CONTRACT OWNER TRANSACTION EXPENSES

For contracts issued on or after November 1, 1996 -
    Deferred sales load (withdrawal charge as percentage of purchase payments)
      -- NONE

For contracts issued prior to November 1, 1996 -
    Deferred sales load (withdrawal charge as percentage of purchase payments):

                                                   For Contracts Issued
         Number of Complete Years                Prior to November 1, 1996
       Purchase Payment in Contract            Withdrawal Charge Percentage
--------------------------------------------------------------------------------
                   0                                         3%
                   1                                         3%
                   2                                         3%
                   3+                                        0%



Transfer Fee................................................None



We reserve the right, however, to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee has not yet been determined.


SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and expense risks fee.........................................   1.25%
Administration fee .....................................................   0.25%
Distribution fee........................................................   0.15%

Total Separate Account Annual Expenses..................................   1.65%

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES



TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)*



                                                                                  TOTAL TRUST
                                                CLASS A        OTHER EXPENSES     ANNUAL EXPENSES
                                 MANAGEMENT     RULE 12b-1     (AFTER EXPENSE     (AFTER EXPENSE
TRUST PORTFOLIO                  FEES           FEES           REIMBURSEMENT)     REIMBURSEMENT)
---------------                  ----           ----           --------------     --------------
Internet Technologies            1.000%         0.150%         0.130%             1.280%(E)
Pacific Rim Emerging Markets     0.700%         0.150%         0.180%             1.030%
Telecommunications               0.950%         0.150%         0.130%             1.230%(A)
Science & Technology             0.916%(F)      0.150%         0.040%             1.106%
International Small Cap          0.914%         0.150%         0.440%             1.504%
Health Sciences                  0.950%(F)      0.150%         0.130%             1.230%(A)
Aggressive Growth                0.850%         0.150%         0.070%             1.070%
Emerging Small Company           0.896%         0.150%         0.050%             1.096%
Small Company Blend              0.900%         0.150%         0.140%             1.190%
Dynamic Growth                   0.850%         0.150%         0.070%             1.070%(E)
Mid Cap Growth                   0.850%         0.150%         0.280%             1.280%(A)
Mid Cap Opportunities            0.850%         0.150%         0.230%             1.230%(A)
Mid Cap Stock                    0.775%         0.150%         0.075%             1.000%
All Cap Growth                   0.778%         0.150%         0.050%             0.978%
Financial Services               0.800%         0.150%         0.090%             1.040%(A)
Overseas                         0.800%         0.150%         0.200%             1.150%
International Stock              0.850%(F)      0.150%         0.180%             1.180%
International Value              0.850%         0.150%         0.180%             1.180%
Capital Appreciation             0.750%         0.150%         0.500%(H)          1.400%(H)
Strategic Opportunities          0.700%         0.150%         0.050%             0.900%
Quantitative Mid Cap             0.650%         0.150%         0.070%             0.870%(A)
Global Equity                    0.750%         0.150%         0.120%             1.020%
Strategic Growth                 0.750%         0.150%         0.120%             1.020%(A)
Growth                           0.683%         0.150%         0.050%             0.883%
Large Cap Growth                 0.750%         0.150%         0.065%             0.965%
All Cap Value                    0.800%         0.150%         0.140%             1.090%(A)
Capital Opportunities            0.750%         0.150%         0.160%             1.060%(A)
Quantitative Equity              0.596%         0.150%         0.050%             0.796%
Blue Chip Growth                 0.713%(F)      0.150%         0.035%             0.898%
Utilities                        0.750%         0.150%         0.270%             1.170%(A)
Real Estate Securities           0.650%(A)      0.150%         0.060%             0.860%
Small Company Value              0.900%(F)      0.150%         0.190%             1.240%
Mid Cap Value                    0.800%         0.150%         0.160%             1.110%(A)
Value                            0.650%         0.150%         0.060%             0.860%
Tactical Allocation              0.750%         0.150%         0.430%             1.330%(E)
Fundamental Value                0.800%         0.150%         0.130%             1.080%(A)
Growth & Income                  0.524%         0.150%         0.040%             0.714%
High Yield                       0.625%         0.150%         0.065%             0.840%
Strategic Bond                   0.625%         0.150%         0.095%             0.870%
Global Bond                      0.600%         0.150%         0.200%             0.950%
Total Return                     0.600%         0.150%         0.065%             0.815%
Investment Quality Bond          0.500%         0.150%         0.080%             0.730%
Diversified Bond                 0.600%         0.150%         0.060%             0.810%
U.S. Government Securities       0.550%         0.150%         0.070%             0.770%

  Money Market                   0.350%         0.150%         0.040%             0.540%
Small Cap Index                  0.375%         0.150%         0.075%             0.600%
  International Index            0.400%         0.150%         0.050%             0.600%
  Mid Cap Index                  0.375%         0.150%         0.075%             0.600%
  Total Stock Market Index       0.375%         0.150%         0.075%             0.600%
  500 Index                      0.375%         0.150%         0.025%             0.550%
  Lifestyle Aggressive 1000      0.070%         0.000%         1.089%             1.159%
  Lifestyle Growth  820          0.055%         0.000%         0.971%             1.026%
  Lifestyle Balanced 640         0.055%         0.000%         0.893%             0.948%
  Lifestyle Moderate 460         0.064%         0.000%         0.821%             0.885%
  Lifestyle Conservative 280     0.075%         0.000%         0.790%             0.865%




* Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.


(A) Based on estimates to be made during the current fiscal year.

(B) Reflects expenses of the Underlying Portfolios.


(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage,
(d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)


    If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

    This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:


                                MANAGEMENT    RULE 12B-1    OTHER       TOTAL TRUST
TRUST PORTFOLIO                 FEES          FEES          EXPENSES    ANNUAL EXPENSES
---------------                 ----          ----          --------    ---------------
Lifestyle Aggressive 1000       0.70%         0.000%        1.114%      0.184%
  Lifestyle Growth 820          0.055%        0.000%        0.981%      1.036%
  Lifestyle Balanced 640        0.055%        0.000%        0.903%      0.958%
  Lifestyle Moderate 460        0.064%        0.000%        0.846%      0.910%
  Lifestyle Conservative 280    0.075%        0.000%        0.822%      0.897%


(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.

(F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust and the Equity-Income Trust. The fee reduction is based on the combined asset level of all five portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:



                                                       FEE REDUCTION
    COMBINED ASSET LEVELS                  (AS A PERCENTAGE OF THE ADVISORY FEE)
    First $750 million                                     0.00%
    Between $750 million and $1.5 billion                  2.50%
    Between $1.5 billion and $3.0 billion                  3.75%
    Over $3.0 billion                                      5.00%

    The fee reductions are applied to the advisory fees of each of the five portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of February 28, 2001, the combined asset level for all four portfolios was approximately $4.469 billion resulting in a fee reduction of 3.065%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.


(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

(H) Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.



MERRILL VARIABLE FUNDS ANNUAL EXPENSES: CLASS B SHARES
(AS A PERCENTAGE OF AVERAGE NET ASSETS AND AFTER WAIVERS AND REIMBURSEMENTS)



                                                                              TOTAL ANNUAL FUND
                             MANAGEMENT FEE              OTHER EXPENSES      OPERATING EXPENSES
                             (AFTER EXPENSE              (AFTER EXPENSE        (AFTER EXPENSE
                            REIMBURSEMENT AND   12B-1   REIMBURSEMENT AND     REIMBURSEMENT AND
           PORTFOLIO             WAIVER)        FEES        WAIVER)(A)             WAIVER)(B)
-----------------------------------------------------------------------------------------------
Merrill Lynch Small              0.75%          0.15%         0.06%                 0.96%
Cap Value Focus
Merrill Lynch Basic              0.60%          0.15%         0.05%                 0.80%
Value Focus
Merrill Lynch                    0.53%(C)       0.15%         0.72%                 1.40%(C)
Developing Capital
Markets Focus




(A) Note that these are the expenses for the fiscal year ended December 31, 2000.



(B) Merrill Lynch Investment Managers, L.P. ("MLIM") and Merrill Lynch Life Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses (excluding any distribution fees imposed on shares of Class B Common Stock) paid by each portfolio in a given year to 1.25% of its average net assets. This Reimbursement Agreement is expected to remain in effect for the current year.



(C) During 2000, MLIM waived management fees for the Developing Capital Markets Focus Fund in the amount totaling 0.47% of that Fund's average daily net assets of Class B shares; absent this waiver, the management fee and the total expenses for Class B shares of this Fund would have been 1.00% and 1.87%, respectively. This voluntary expense waiver may be terminated at any time.





EXAMPLE


If you surrendered the contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming (a) 5% annual return on assets and (b) all Trust portfolio expense reimbursements remain in effect for the time periods illustrated: (For contracts issued on or after November 1, 1996, no withdrawal charges will be imposed upon surrender, therefore, for such contracts please refer to the second table.)

TRUST PORTFOLIO                            1 YEAR   3 YEAR   5 YEAR   10 YEAR
---------------                            ------   ------   ------   -------
Internet Technologies                        57      120      154       325
Pacific Rim Emerging Markets                 55      112      142       301
Telecommunications                           57      118      152       320
Science & Technology                         56      116      147       312
International Small Cap                      60      127      167       349
Health Sciences                              57      118      152       320
Aggressive Growth                            55      114      144       305
Emerging Small Company                       55      114      145       308
Small Company Blend                          56      117      150       317
Dynamic Growth                               55      114      144       305
Mid Cap Growth                               57      120      154       325
Mid Cap Opportunities                        57      118      152       320
Mid Cap Stock                                55      112      141       298
All Cap Growth                               55      112      141       298
Financial Services                           55      113      142       302
Overseas                                     56      116      148       313
International Stock                          57      118      152       320
International Value                          56      117      149       316
Capital Appreciation                         58      123      160       336
Strategic Opportunities                      54      109      136       289
Quantitative Mid Cap                         53      108      134       286
Global Equity                                55      112      141       300
Strategic Growth                             55      112      141       300
Growth                                       54      109      136       289
Large Cap Growth                             54      110      138       292
All Cap Value                                55      114      145       307
Capital Opportunities                        55      113      143       304
Quantitative Equity                          52      104      128       274
Blue Chip Growth                             54      109      136       290
Utilities                                    56      116      149       315
Real Estate Securities                       53      107      134       285
Small Company Value                          57      118      152       321
Mid Cap Value                                56      115      146       309
Value                                        53      107      134       285
Tactical Allocation                          58      121      157       330
Fundamental Value                            55      114      144       306
Growth & Income                              52      105      130       278
U.S. Large Cap Value                         54      109      137       291
Equity-Income                                54      109      136       290
Income & Value                               53      107      134       285
Balanced                                     52      105      129       275
High Yield                                   53      107      133       283
Strategic Bond                               53      108      134       286
Global Bond                                  55      112      141       298
Total Return                                 53      107      133       283
Investment Quality Bond                      52      104      127       272
Diversified Bond                             53      106      131       280
U.S. Government Securities                   52      103      127       271
Money Market                                 50       98      117       252
Small Cap Index                              51      100      120       258
International Index                          51      100      120       258
Mid Cap Index                                51      100      120       258
Total Stock Market Index                     51      100      120       258
500 Index                                    50       98      118       253
Lifestyle Aggressive 1000                    56      115      146       310

TRUST PORTFOLIO                            1 YEAR   3 YEAR   5 YEAR   10 YEAR
---------------                            ------   ------   ------   -------
Lifestyle Growth 820                         55      113      142       302
Lifestyle Balanced 640                       54      110      138       293
Lifestyle Moderate 460                       53      108      135       287
Lifestyle Conservative 280                   53      107      133       284
Merrill Lynch Small Cap Value Focus          26       81      139       294
Merrill Lynch Basic Value Focus              25       76      131       279
Merrill Lynch Developing Capital Markets     31       94      160       336




If you selected an annuity benefit payment option as provided in the contract or did not surrender the contract at the end of the applicable time period you would pay the following expenses on a $1,000 investment, assuming (a) 5% annual return on assets and (b) all Trust portfolio expense reimbursements remain in effect for the time periods illustrated:



TRUST PORTFOLIO                            1 YEAR   3 YEAR   5 YEAR   10 YEAR
---------------                            ------   ------   ------   -------
Internet Technologies                        30       91      154       325
Pacific Rim Emerging Markets                 27       83      142       301
Telecommunications                           29       89      152       321
Science & Technology                         28       87      147       312
International Small Cap                      32       98      167       349
Health Sciences                              29       89      152       321
Aggressive Growth                            28       84      144       305
Emerging Small Company                       28       85      145       308
Small Company Blend                          29       88      150       317
Dynamic Growth                               28       84      144       305
Mid Cap Growth                               30       91      154       325
Mid Cap Opportunities                        29       89      152       320
Mid Cap Stock                                27       82      141       298
All Cap Growth                               27       82      141       298
Financial Services                           27       84      143       303
Overseas                                     28       87      148       313
International Stock                          29       89      152       320
International Value                          29       88      149       316
Capital Appreciation                         31       94      160       336
Strategic Opportunities                      26       79      136       289
Quantitative Mid Cap                         25       78      134       285
Global Equity                                27       83      141       300
Strategic Growth                             27       83      142       301
Growth                                       26       79      136       289
Large Cap Growth                             26       81      138       292
All Cap Value                                28       85      145       307
Capital Opportunities                        27       84      143       304
Quantitative Equity                          24       75      128       274
Blue Chip Growth                             26       80      136       290
Utilities                                    29       88      149       315
Real Estate Securities                       25       78      134       285
Small Company Value                          29       89      152       321
Mid Cap Value                                28       85      146       309
Value                                        25       78      134       285
Tactical Allocation                          30       92      157       330
Fundamental Value                            28       85      144       306
Growth & Income                              25       76      130       278
U.S. Large Cap Value                         26       80      137       291
Equity-Income                                26       80      136       290
Income & Value                               25       78      134       285
Balanced                                     24       75      129       275
High Yield                                   25       78      133       283

TRUST PORTFOLIO                            1 YEAR   3 YEAR   5 YEAR   10 YEAR
---------------                            ------   ------   ------   -------
Strategic Bond                               26       78      134       286
Global Bond                                  27       82      141       298
Total Return                                 25       78      133       283
Investment Quality Bond                      24       74      127       272
Diversified Bond                             25       77      131       280
U.S. Government Securities                   24       74      127       271
Money Market                                 22       69      117       252
Small Cap Index                              23       70      120       258
International Index                          23       70      120       258
Mid Cap Index                                23       70      120       258
Total Stock Market Index                     23       70      120       258
500 Index                                    22       69      118       253
Lifestyle Aggressive 1000                    28       86      146       310
Lifestyle Growth 820                         27       83      142       302
Lifestyle Balanced 640                       26       81      138       293
Lifestyle Moderate 460                       26       79      135       287
Lifestyle Conservative 280                   25       78      133       284
Merrill Lynch Small Cap Value Focus          26       81      139       294
Merrill Lynch Basic Value Focus              25       76      131       279
Merrill Lynch Developing Capital Markets     31       94      160       336




For purposes of presenting the foregoing Examples, we have made certain assumptions. We have assumed that, where applicable, the maximum deferred sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" and "Merrill Variable Funds Annual Expenses" will remain the same (including any voluntary expense reimbursement continuing in effect). Those assumptions, (each of which is mandated by the SEC in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts) do not take into account certain features of the contract and prospective changes in the size of the Trust which may operate to change the expenses borne by contract owners. CONSEQUENTLY, THE AMOUNTS LISTED IN THE EXAMPLES ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES BORNE BY CONTRACT OWNERS MAY BE GREATER OR LESSER THAN THOSE SHOWN.


A TABLE OF ACCUMULATION UNIT VALUES RELATING TO THE CONTRACT IS INCLUDED IN APPENDIX B TO THIS PROSPECTUS.

LOCATION OF FINANCIAL STATEMENTS OF REGISTRANT AND DEPOSITOR

         Our financial statements and those of the Variable Account may be found in the Statement of Additional Information.


GENERAL INFORMATION ABOUT US, THE VARIABLE ACCOUNT AND THE TRUST


THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


================================================================================
We are an indirect subsidiary of MFC.
================================================================================


         We are a stock life insurance company incorporated in Maine on August 20, 1955 and redomesticated under the laws of Michigan on December 30, 1992. Our annuity service office is located at 500 Boylston Street., Suite 400, Boston, Massachusetts 02116-3739. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.



The Manufacturers Life Insurance Company (U.S.A.)'s financial ratings are as follows:


         A++ A.M. Best
         Superior in financial strength; 1st category of 15

         AAA Fitch
         Highest in insurer financial strength; 1st category of 22

         AA+ Standard & Poor's
         Very strong in financial strength; 2nd category of 21

         Aa2 Moody's
         Excellent in financial strength; 3rd category of 21


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of The Manufacturers Life Insurance Company (U.S.A.)'s ability to honor the death benefit, fixed account guarantees, and life annuitization guarantees, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


THE VARIABLE ACCOUNT

================================================================================
The Variable Account is one of our separate accounts that invests the contract values you allocate to it in the Trust portfolio(s) you select.
================================================================================


         The Variable Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into Manulife U.S.A. As a result of this merger, Manulife U.S.A. became the owner of all of Manulife North America's assets, including the assets of the Variable Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocations among investment options.


         The Variable Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account. If we determine that it would be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

         The Variable Account currently has fifty-nine sub-accounts. We reserve the right, subject to compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account that we, or an affiliated company, may establish. We will not eliminate existing sub-accounts or combine sub-accounts without the prior approval of the appropriate state or federal regulatory authorities.

THE TRUST

================================================================================
The Trust is a mutual fund in which the Variable Account invests.
================================================================================


         The assets of each sub-account of the Variable Account are invested in Class A shares of a corresponding investment portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the Dynamic Growth Trust, Global Bond Trust, Utilities, Health Sciences and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of .15% of a portfolio's Class A net assets.


The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.


         SUBADVISER                                            PORTFOLIO
         A I M Capital Management, Inc.                        All Cap Growth Trust
                                                               Aggressive Growth Trust

         Brinson Advisors, Inc.                                Tactical Allocation Trust
         (formerly, Mitchell Hutchins Asset Management Inc.)

         Capital Guardian Trust Company                        Small Company Blend Trust
                                                               U.S. Large Cap Value Trust
                                                               Income & Value Trust
                                                               Diversified Bond Trust

         Cohen & Steers Capital Management, Inc.               Real Estate Securities Trust

         Davis Select Advisers, L.P.                           Financial Services Trust
                                                               Fundamental Value Trust

         The Dreyfus Corporation                               All Cap Value Trust

         Fidelity Management & Research Company                Strategic Opportunities Trust(A)
                                                               Large Cap Growth Trust
                                                               Overseas Trust

         Founders Asset Management LLC                         International Small Cap Trust
                                                               Balanced Trust(C)

         Franklin Advisers, Inc.                               Emerging Small Company Trust

         INVESCO Funds Group, Inc.                             Telecommunications Trust
                                                               Mid Cap Growth Trust

         Janus Capital Corporation                             Dynamic Growth Trust

         Jennison Associates LLC                               Capital Appreciation Trust

         Lord, Abbett & Co.                                    Mid Cap Value Trust

         Manufacturers Adviser Corporation                     Pacific Rim Emerging Markets Trust
                                                               Quantitative Equity Trust
                                                               Quantitative Mid Cap Trust
                                                               Money Market Trust
                                                               Index Trusts
                                                               Lifestyle Trusts(B)
                                                               Balanced Trust(C)

         Massachusetts Financial Services Company              Strategic Growth Trust
                                                               Capital Opportunities Trust
                                                               Utilities Trust

         Miller Anderson & Sherrerd, LLP                       Value Trust
                                                               High Yield Trust



         Munder Capital Management                             Internet Technologies Trust


         Pacific Investment Management Company                 Global Bond Trust
                                                               Total Return Trust

         Putnam Investment Management, L.L.C.                  Mid Cap Opportunities Trust
                                                               Global Equity Trust

         Salomon Brothers Asset Management Inc                 U.S. Government Securities Trust
                                                               Strategic Bond Trust

         SSgA Funds Management, Inc.                           Growth Trust
                                                               Lifestyle Trusts(B)

         T. Rowe Price Associates, Inc.                        Science & Technology Trust
                                                               Small Company Value Trust
                                                               Health Sciences Trust
                                                               Blue Chip Growth Trust
                                                               Equity-Income Trust

         T. Rowe Price International, Inc.                     International Stock Trust

         Templeton Investment Counsel, Inc.                    International Value Trust

         Wellington Management Company, LLP                    Growth & Income Trust
                                                               Investment Quality Bond Trust
                                                               Mid Cap Stock Trust

-----------------

(A) Formerly, the Mid Cap Blend Trust.

(B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.




The Portfolios of the Trust available under the contract are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks seek capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U.S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

         *"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The

McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

         A full description of the Trust, including the investment objectives, policies and restrictions of, and the risks relating to investment in, each portfolio is contained in the Trust's Prospectus which we provided you along with this Prospectus. The Trust prospectus should be read carefully before allocating purchase payments to a sub-account.


MERRILL VARIABLE FUNDS



         The variable portion of your contract contains three additional investment options. Each portfolio is a series of Merrill Lynch Variable Series Funds, Inc. ("Merrill Variable Funds"). Merrill Variable Funds is registered under the 1940 Act as an open-end management investment company. Each of the portfolios are diversified for purposes of the 1940 Act, with the exception of the Developing Capital Markets Focus Fund which is non-diversified. Merrill Variable Funds receive investment advisory services from Merrill Lynch Investment Management ("MLIM"). The Merrill Variable Funds Class B shares are subject to a Rule 12b-1 fee of up to 0.15% of a portfolio's Class B net assets. Below is a brief description of each portfolio's investment objectives and certain policies relating to that objective.



The MERRILL LYNCH SMALL CAP VALUE FOCUS FUND seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of relatively small companies and emerging growth companies, regardless of size, that management of Merrill Variable Funds believes have special investment value.



The MERRILL LYNCH BASIC VALUE FOCUS FUND seeks capital appreciation and, secondarily, income by investing in securities, primarily stocks, that management of the portfolio believes are undervalued (stock price is less than what management of the Fund believes it is worth) and therefore represent basic investment value.



The MERRILL LYNCH DEVELOPING CAPITAL MARKETS FOCUS FUND seeks long-term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets. For purposes of its objective, the portfolio considers countries having smaller capital markets to be all countries other than the United States, United Kingdom, Japan and Germany. The Fund may also invest in fixed income securities of companies and governments in these countries. The Fund's management anticipates that under most circumstances the Fund will have substantial investments in emerging markets.



         A full description of Merrill Variable Funds, including the investment objectives, policies and restrictions of each portfolio is contained in Merrill Variable Funds' prospectus which accompanies this prospectus and should be read by a prospective purchaser before investing.



              Please note the Merrill Variable Funds are not available for ERISA governed plans.




         If the shares of a portfolio of the Trust or Merrill Variable Fund are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust, the Merrill Variable Fund or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).


================================================================================
You instruct us how to vote Trust shares.
================================================================================


         We will vote shares of the Trust portfolios or Merrill Variable Fund portfolios held in the Variable Account at shareholder meetings according to voting instructions received from the persons having the voting interest in the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest in the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Variable Account for contract owners) in proportion to the instructions so received.


         During the accumulation period, the contract owner has the voting interest under a contract. During the pay-out period, the annuitant has the voting interest under a contract. We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations or interpretations thereof. For further information on voting interest under the contract see "Voting Interest" in this prospectus.

DESCRIPTION OF THE CONTRACT

ACCUMULATION PERIOD PROVISIONS

PURCHASE PAYMENTS

================================================================================
Initial purchase payments usually must be at least $25,000, subsequent ones at least $1,000, and total payments no more than $1 million (without our approval).
================================================================================


         Your purchase payments are made to us at our Annuity Service Office. The minimum initial purchase payment is $25,000. Subsequent purchase payments must be at least $1,000 (except for qualified plans where the minimum is $30). Purchase payments may be made at any time and must be in U.S. dollars. We may provide for purchase payments to be automatically withdrawn from your bank account on a periodic basis. If a purchase payment would cause your contract value to exceed $1,000,000 or your contract value already exceeds $1,000,000, you must obtain our approval in order to make the payment.


         If permitted by state law, we may cancel a contract at the end of any two consecutive contract years in which no purchase payments have been made, if both:

         - the total purchase payments made over the life of the contract, less any withdrawals, are less than $2,000; and

         - the contract value at the end of such two year period is less than $2,000.

We may vary the cancellation of contract privileges in certain states in order to comply with state insurance laws and regulations. If we cancel your contract, we will pay you the contract value computed as of the valuation period during which the cancellation occurs, minus the amount of any outstanding loan and minus the annual $30 administration fee. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "FEDERAL TAX MATTERS").

         You designate how your purchase payments are to be allocated among the investment options. You may change the allocation of subsequent purchase payments at any time by notifying us in writing (or by telephone if you comply with our telephone transfer procedures described below).

ACCUMULATION UNITS

================================================================================
The value of an investment account is measured in "accumulation units," which vary in value with the performance of the underlying Trust portfolio.
================================================================================

         During the accumulation period, we will establish an "INVESTMENT ACCOUNT" for you for each Variable Account investment option to which you allocate a portion of your contract value. Amounts are credited to those investment accounts in the form of "ACCUMULATION UNITS" (units of measure used to calculate the value of the variable portion of your contract during the accumulation period). The number of accumulation units to be credited to each investment account is determined by dividing the amount allocated to that investment account by the value of an accumulation unit for that investment account next computed after the purchase payment is received at our Annuity Service Office complete with all necessary information or, in the case of the first purchase payment, pursuant to the procedures described below.


         Initial purchase payments received by mail will usually be credited on the business day (any date on which the New York Stock Exchange is open and the net asset value of a Trust portfolio is determined) on which they are received at our Annuity Service Office, and in any event not later than two business days after our receipt of all information necessary for issuing the contract. Subsequent purchase payments will be credited on the business day they are received at our Annuity Service Office. You will be informed of any deficiencies preventing processing if your contract cannot be issued. If the deficiencies are not remedied within five business days after receipt, your purchase payment will be returned promptly, unless you specifically consent to our retaining your purchase payment until all necessary information is received. Initial purchase payments received by wire transfer from broker-dealers will be credited on the business day received by us if the broker-dealers have made special arrangements with us.


VALUE OF ACCUMULATION UNITS

         The value of your accumulation units will vary from one business day to the next depending upon the investment results of the investment options you select. The value of an accumulation unit for each sub-account was arbitrarily set at $10 or $12.50 for the first business day under other contracts we have issued. The value of an accumulation unit for any subsequent business day is determined by multiplying the value of an accumulation unit for the immediately preceding business day by the net investment factor for that sub-account (described below) for the business day for which the value is being determined. Accumulation units will be valued at the end of each business day. A business day is deemed to end at the time of the determination of the net asset value of the Trust shares.

NET INVESTMENT FACTOR

         The net investment factor is an index used to measure the investment performance of a sub-account from one business day to the next (the "VALUATION PERIOD"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each sub-account for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

         -        Where (a) is:

                  - the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period, plus

                  - the per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period.

         - Where (b) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period.

         - Where (c) is a factor representing the charges deducted from the sub-account on a daily basis for administrative expenses, a portion of the distribution expenses, and mortality and expense risks. That factor is equal on an annual basis to 1.65% (0.25% for administrative expenses, 0.15% for distribution expenses and 1.25% for mortality and expense risks).

TRANSFERS AMONG INVESTMENT OPTIONS

================================================================================
Amounts invested may be transferred among investment options.
================================================================================

         During the accumulation period, you may transfer amounts among the investment options at any time upon written notice to us or by telephone if you authorize us in writing to accept your telephone transfer requests. Accumulation units will be canceled from the investment account from which you transfer amounts transferred and credited to the investment account to which you transfer amounts. Your contract value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then we will transfer the entire amount instead of the requested amount. We reserve the right to limit, upon notice, the maximum number of transfers you may make to one per month or six at any time within a contract year. In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law.)

         Currently the Company imposes no charge for transfer requests. The first twelve transfers in a contract year are free of any transfer charge. For each additional transfer in a contract year, the Company does not currently assess a charge but reserves the right (to the extent permitted by your contract) to assess a reasonable charge to reimburse it for the expenses of processing transfers.

         Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted).

MAXIMUM NUMBER OF INVESTMENT OPTIONS

         Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including all fixed account investment options). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments.

TELEPHONE TRANSACTIONS

================================================================================
Telephone transfers and withdrawals are permitted.
================================================================================

         You are permitted to request transfers and withdrawals by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To be permitted to request a transfer or withdrawal by telephone, you must elect the option on the Application. (If you do not initially elect an option in the Application form, you may request authorization by executing an appropriate authorization form that we will provide you upon request.) We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly. Such procedures include the following. Upon telephoning a request, you will be asked to provide information that verifies that it is you calling. For both your and our protection, we will tape record all conversations with you. All telephone transactions will be followed by a confirmation statement of the transaction. We reserve the right to impose maximum withdrawal amounts and other new procedural requirements regarding transfer privileges.

SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING

================================================================================
Dollar Cost Averaging and Asset Rebalancing programs are available.
================================================================================

         We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any sub-account or the one year fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or one year fixed account investment option is exhausted. In states where approved by the state insurance department, a DCA fixed account investment option may be established under the DCA program to make automatic transfers. Only purchase payments (and not existing contract values) may be allocated to the DCA fixed account investment option. The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in substantially equal installments over time in an effort to reduce that risk. If you are interested in the DCA program, you may elect to participate in the program on the application or by separate application. You may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the DCA program.

ASSET REBALANCING PROGRAM

         We administer an Asset Rebalancing Program which enables you to specify the percentage levels you would like to maintain in particular portfolios. Your contract value will be automatically rebalanced pursuant to the schedule described below to maintain the indicated percentages by transfers among the portfolios. (The Fixed Account Investment Options are not eligible for participation in the Asset Rebalancing Program.) The entire value of the variable investment accounts must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing Program is being used. If you are interested in the Asset Rebalancing Program, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the Asset Rebalancing Program.

         For rebalancing programs begun on or after October 1, 1996, asset rebalancing will only be permitted on the following time schedules:

         - quarterly on the 25th day of the last month of the quarter (or the next business day if the 25th is not a business day);

         - semi-annually on June 25th or December 26th (or the next business day if these dates are not business days); or

         - annually on December 26th (or the next business day if December 26th is not a business day).

Rebalancing will continue to take place on the last business day of every calendar quarter for rebalancing programs begun prior to October 1, 1996.

WITHDRAWALS

================================================================================
You may withdraw all or a portion of your contract value, but may incur tax liability as a result.
================================================================================

         During the accumulation period, you may withdraw all or a portion of your contract value upon written request (complete with all necessary information) to our Annuity Service Office. You may make withdrawals by telephone if you have authorized telephone withdrawals, as described above under "Telephone Transactions." For certain qualified contracts, exercise of the withdrawal right may require the consent of the qualified plan participant's spouse under the Internal Revenue Code of 1986, as amended (the "CODE") and related Internal Revenue Service ("IRS") regulations. In the case of a total withdrawal, we will pay the contract value as of the date of receipt of the request at our Annuity Service Office, minus the annual $30 administration fee (if applicable), any unpaid loans and any applicable withdrawal charge. The contract then will be canceled. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each investment account equal in value to the amount withdrawn from that investment account plus any applicable withdrawal charge deducted from that investment account.

         When making a partial withdrawal, you should specify the investment options from which the withdrawal is to be made. The amount requested from an investment option may not exceed the value of that investment option minus any applicable withdrawal charge. If you do not specify the investment options from which a partial withdrawal is to be taken, the withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment options. If the partial withdrawal is less than the total value in the variable account investment options, the withdrawal will be taken proportionately from all of your variable account investment options. For rules governing the order and manner of withdrawals from the fixed account investment options, see "FIXED ACCOUNT INVESTMENT OPTIONS".

         There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment option. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the investment option. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, we will treat the partial withdrawal as a total withdrawal of the contract value.

         The amount of any withdrawal from the variable account investment options will be paid promptly, and in any event within seven calendar days of receipt of the request, complete with all necessary information at our Annuity Service Office, except that we reserve the right to defer the right of withdrawal or postpone payments for any period when:

         - the New York Stock Exchange is closed (other than customary weekend and holiday closings),

         -        trading on the New York Stock Exchange is restricted,

         - an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or

         - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax (See "FEDERAL TAX MATTERS" below). Withdrawals are permitted from contracts issued in connection with Section 403(b) qualified plans only under limited circumstances (see Appendix G "Qualified Plan Types").

SPECIAL WITHDRAWAL SERVICES - THE INCOME PLAN

================================================================================
Systematic "Income Plan" withdrawals are available.
================================================================================

         We administer an Income Plan ("IP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into an IP agreement, you may instruct us to withdraw a level dollar amount from specified investment options on a periodic basis. The total of IP withdrawals in a contract year is limited to not more than 20% of the purchase payments made (to ensure that no withdrawal charge will ever apply to an IP withdrawal). If an additional withdrawal is made from a contract participating in an IP, the IP will terminate automatically and may be reinstated only on or after the next contract anniversary pursuant to a new application. The IP is not available to contracts participating in the dollar cost averaging program or for which purchase payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals will be free of withdrawal charges. IP withdrawals, like other withdrawals, may be subject to income tax and a 10% penalty tax. If you are interested in an IP, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. The IP program is free.

DEATH BENEFIT DURING THE ACCUMULATION PERIOD

================================================================================
If you die during the accumulation period, your beneficiary will receive a death benefit that might exceed your contract value.
================================================================================


         IN GENERAL. The following discussion applies principally to contracts that are not issued in connection with qualified plans, i.e., "NON-QUALIFIED CONTRACTS." Tax law requirements applicable to qualified plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your contract is to be used in connection with a qualified plan, you should seek competent legal and tax advice regarding the suitability of the contract for the situation involved and the requirements governing the distribution of benefits, including death benefits, from a contract used in the plan. In particular, if you intend to use the contract in connection with a qualified plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on qualified plans, including IRAs. (See "FEDERAL TAX MATTERS" and Appendix G "Qualified Plan Types"). See Appendix F for information on different death benefit provisions applicable to certain prior contracts and to contracts sold in the state of Washington.

         AMOUNT OF DEATH BENEFIT. If any contract owner dies on or prior to his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the date as of which the contract was issued, the death benefit will be the greater of:

         -        the contract value or

         -        the excess of (i) over (ii), where

                  - (i) equals the sum of purchase payments made, accumulated daily at the equivalent of 5% per year starting on the date each purchase payment is allocated to the contract; provided, however, that the accumulated value of each purchase payment will not exceed two times such payment, and

                  - (ii) equals the sum of any amounts deducted in connection with partial withdrawals, accumulated daily at the equivalent of 5% per year starting on the date each such deduction occurs; provided, however, that the accumulated value of each amount so deducted will not exceed two times such deducted amount.

         If any contract owner dies after his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the date as of which the contract was issued, the death benefit will be the greater of:

         -        the contract value or

         - the excess of the sum of all purchase payments over the sum of:

                  - any amounts deducted in connection with partial withdrawals (including amounts deducted in connection with partial withdrawals other than annual administration fees and amounts applied under an annuity option under the contract) and

                  -        any amounts applied under an annuity benefit option.

         If any contract owner dies and the oldest owner had an attained age greater than 80 on the date as of which the contract was issued, the death benefit will be the contract value less any applicable withdrawal charges at the time of payment of benefits.

         The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms, at our Annuity Service Office. No one is entitled to the death benefit until this time. Death benefits will be paid within 7 days of that determination. Proof of death occurs when we receive one of the following at our Annuity Service Office within one year of the date of death:

         -        a certified copy of a death certificate;

         - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

         -        any other proof satisfactory to us.

If there are any unpaid loans, the death benefit equals the death benefit, as described above, minus the amount of unpaid loans (including unpaid interest).

         PAYMENT OF DEATH BENEFIT. We will pay the death benefit to the beneficiary if any contract owner dies before the maturity date. If there is a surviving contract owner, that contract owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any contract owner is not a natural person, the death of any annuitant will be treated as the death of an owner. On the death of the last surviving annuitant, the contract owner, if a natural person, will become the annuitant unless the contract owner designates another person as the annuitant.

         The death benefit may be taken in the form of a lump sum immediately. If not taken immediately, the contract will continue subject to the following:

         -        The beneficiary will become the contract owner.

         - Any excess of the death benefit over the contract value will be allocated to the owner's investment accounts in proportion to their relative values on the date of receipt at our Annuity Service Office of due proof of the owner's death.

         -        No additional purchase payments may be made.

         - If the beneficiary is not the deceased owner's spouse, distribution of the contract owner's entire interest in the contract must be made within five years of the owner's death, or alternatively, distribution may be made as an annuity, under one of the annuity options described below under "Annuity Options," which begins within one year of the owner's death and is payable over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. Upon the death of the beneficiary, the death benefit will equal the contract value and must be distributed immediately in a single sum.

         - If the owner's spouse is the beneficiary, the spouse continues the contract as the new owner. In such a case, the distribution rules applicable when a contract owner dies will apply when the spouse, as the owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse, the death benefit paid upon the first owner's death will be treated as a purchase payment to the contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first owner's death will not be considered in the determination of the spouse's death benefit.


         - Alternatively, if the contract is not a qualified contract and if the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract may be made as a series of withdrawals over the beneficiary's life expectancy. If this form of distribution is selected, the beneficiary may not reduce or stop the withdrawals but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial beneficiary dies while value remains in the contract, a successor beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial beneficiary's life expectancy.


         - If any contract owner dies and the oldest owner had an attained age of less than 81 on the date as of which the contract is issued, withdrawal charges are not applied on payment of the death benefit (whether taken through a partial or total withdrawal or applied under an annuity option). If any contract owner dies and the oldest owner had an attained age greater than 80 on the date as of which the contract was issued, any applicable withdrawal charges will be assessed only upon payment of the death benefit (so that if the death benefit is paid in a subsequent year, a lower withdrawal charge will be applicable).

         If any annuitant is changed and any contract owner is not a natural person, the entire interest in the contract must be distributed to the contract owner within five years.

         A substitution or addition of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the maturity date, the contract value on the date of the change will be treated as a payment made on that date. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the owner's spouse.

         Death benefits will be paid within seven days of the date the amount of the death benefit is determined, as described above, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "WITHDRAWALS").


         In designating beneficiaries the contract owner may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the contract owner chooses not to restrict death benefits under the contract. If the contract owner imposes restrictions, those restrictions will govern the payment of the death benefit.



PAY-OUT PERIOD PROVISIONS

GENERAL

================================================================================
You have a choice of several different ways of receiving annuity benefit payments from us.
================================================================================

         You or your beneficiary may elect to have any amounts that we are obligated to pay you or your beneficiary on withdrawal or death, or as of the maturity date, paid by means of periodic annuity benefit payments rather than in one lump sum (subject to the distribution of death benefit provisions described above).

         Generally, we will begin paying annuity benefits under the contract on the contract's maturity date (the first day of the pay-out period). The maturity date is the date specified on your contract's specifications page, unless you change that date. If no date is specified, the maturity date is the maximum maturity date. The maximum maturity date is the first day of the month following the later of the 85th birthday of the oldest annuitant or the tenth contract anniversary. (See Appendix E for contracts issued in Pennsylvania.) You may specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date may not be later than the maximum maturity date unless we consent. Maturity dates which occur at advanced ages, e.g., past age 85, have adverse income tax consequences (see "FEDERAL TAX MATTERS"). Distributions from qualified contracts may be required before the maturity date.

         You may select the frequency of annuity payments. However, if the contract value at the maturity date is such that a monthly payment would be less than $20, we may pay the contract value, minus any unpaid loans, in one lump sum to the annuitant on the maturity date.

ANNUITY OPTIONS

         Annuity benefit payments are available under the contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the contract, and at any time during the accumulation period, you may select one or more of the annuity options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an annuity option is not selected, we will provide as a default option a life annuity with payments guaranteed for ten years as described below. Annuity payments will be determined based on the Investment Account Value of each investment option at the maturity date. IRS regulations may preclude the availability of certain annuity options in connection with certain qualified contracts, including contracts used in connection with IRAs.

         Please read the description of each annuity option carefully. In general, a nonrefund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due. Annuities with payments guaranteed for a certain number of years may also be elected but the amount of each payment will be lower than that available under the nonrefund life annuity option.

         The following annuity options are guaranteed in the contract.

         OPTION 1(a): NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetime of the annuitant. No payments are due after the death of the annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

         OPTION 1(b): LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

         OPTION 2(a): JOINT & SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetimes of the annuitant and a designated co-annuitant. No payments are due after the death of the last survivor of the annuitant and co-annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         OPTION 2(b): JOINT & SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the annuitant and a designated co-annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the tenth year.


         In addition to the foregoing annuity options, which we are contractually obligated to offer at all times, we currently offer the following annuity options. We may cease offering the following annuity options at any time and may offer other annuity options in the future.


         OPTION 3: LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 15 OR 20 YEARS - An Annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 15 or 20 year period.

         OPTION 4: JOINT & TWO-THIRDS SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with full payments during the joint lifetime of the annuitant and a designated co-annuitant and two-thirds payments during the lifetime of the survivor. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         OPTION 5: PERIOD CERTAIN ONLY ANNUITY FOR 5, 10, 15 OR 20 YEARS - An annuity with payments for a 5, 10, 15 or 20 year period and no payments thereafter.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

         The first variable annuity payment is determined by applying that amount of the contract value used to purchase a variable annuity to the annuity tables contained in the contract. The amount of the contract value will be determined as of a date not more than ten business days prior to the maturity date. The amount of the first and all subsequent fixed annuity payments is determined on the same basis using the portion of the contract value used to purchase a fixed annuity. Contract value used to determine annuity payments will be reduced by any applicable premium taxes.

         The rates contained in the annuity tables vary with the annuitant's sex and age and the annuity option selected. However, for contracts issued in connection with certain employer-sponsored retirement plans sex-distinct tables may not be used. Under such tables, the longer the life expectancy of the annuitant under any life annuity option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly variable annuity payment will be. See Appendix F for information on assumed interest rates applicable to certain contracts no longer being issued and contracts issued in the state of Washington.

ANNUITY UNITS AND THE DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

         Variable annuity payments after the first one will be based on the investment performance of the sub-accounts selected during the pay-out period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each sub-account by the annuity unit value of that sub-account (as of the same date the contract value to effect the annuity was determined) to establish the number of annuity units which will thereafter be used to determine payments. This number of annuity units for each sub-account is then multiplied by the appropriate annuity unit value as of a uniformly applied date not more than ten business days before the annuity payment is due, and the resulting amounts for each sub-account are then totaled to arrive at the amount of the annuity benefit payment to be made. The number of annuity units generally remains constant throughout the pay-out period (assuming no transfer is made).

         The value of an annuity unit for each sub-account for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for that sub-account (see "NET INVESTMENT FACTOR") for the valuation period for which the annuity unit value is being calculated and by a factor to neutralize the assumed interest rate.

         A 3% assumed interest rate is built into the annuity tables in the contract used to determine the first variable annuity payment.

TRANSFERS DURING PAY-OUT PERIOD

================================================================================
Some transfers are permitted during the pay-out period, but subject to a few more limitations than during the accumulation period.
================================================================================

         Once variable annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one sub-account to another. You must submit your transfer request to our Annuity Service Office at least 30 days before the due date of the first annuity payment to which your transfer will apply. Transfers after the maturity date will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the annuity units for the new sub-account selected. We reserve the right to limit, upon notice, the maximum number of transfers a contract owner may make per contract year to four. Once annuity payments have commenced, no transfers may be made from a fixed annuity option to a variable annuity option or from a variable annuity option to a fixed annuity option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

DEATH BENEFIT DURING PAY-OUT PERIOD

         If an annuity option providing for payments for a guaranteed period has been selected, and the annuitant dies during the pay-out period, we will make the remaining guaranteed payments to the beneficiary. Any remaining payments will be made as rapidly as under the method of distribution being used as of the date of the annuitant's death. If no beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the annuitant and the beneficiary.

OTHER CONTRACT PROVISIONS

TEN DAY RIGHT TO REVIEW

================================================================================
You have a ten-day right to cancel your contract.
================================================================================

         You may cancel the contract by returning it to our Annuity Service Office or agent at any time within 10 days after receiving it. Within 7 days of receiving a returned contract, we will pay you the contract value (minus any unpaid loans), computed at the end of the business day on which we receive your returned contract.

         No withdrawal charge is imposed upon return of a contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. When the contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all purchase payments if this is greater than the amount otherwise payable.

OWNERSHIP

================================================================================
You are entitled to exercise all rights under your contract.
================================================================================

         The contract owner is the person entitled to exercise all rights under the contract. Prior to the maturity date, the contract owner is the person designated in the contract specifications page or as subsequently named. On and after the maturity date, the annuitant is the contract owner. If amounts become payable to any beneficiary under the contract, the beneficiary is the contract owner.

         In the case of non-qualified contracts, ownership of the contract may be changed or the contract may be collaterally assigned at any time prior to the maturity date, subject to the rights of any irrevocable beneficiary. Assigning a contract, or changing the ownership of a contract, may be treated as a (potentially taxable) distribution of the contract value for federal tax purposes. A change of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating that value as a purchase payment made on that date for purposes of computing the amount of the death benefit.

         Any change of ownership or assignment must be made in writing. We must approve any change. Any assignment and any change, if approved, will be effective as of the date we receive the request at our Annuity Service Office. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

         In the case of qualified contracts, ownership of the contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a qualified contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

ANNUITANT

================================================================================
The "annuitant" is either you or someone you designate.
================================================================================

         The annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "CO-ANNUITANT." The annuitant is as designated on the contract specifications page or in the application, unless changed.

         On the death of the annuitant, the co-annuitant, if living, becomes the annuitant. If there is no living co-annuitant, the owner becomes the annuitant. In the case of certain qualified contracts, there are limitations on the ability to designate and change the annuitant and the co-annuitant.

BENEFICIARY

================================================================================
The "beneficiary" is the person you designate to receive the death benefit if you die.
================================================================================

         The beneficiary is the person, persons or entity designated in the contract specifications page (or as subsequently changed). However, if there is a surviving contract owner, that person will be treated as the beneficiary. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by us, and (if approved) will be effective as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the estate of the deceased contract owner. In the case of certain qualified contracts, Treasury Department regulations may limit designations of beneficiaries.

MODIFICATION

         We may not modify your contract without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Code.

OUR APPROVAL

         We reserve the right to accept or reject any contract application at our sole discretion.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

         We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the annuitant has been misstated, the benefits will be those that would have been provided for the annuitant's correct age and sex. If we have made incorrect annuity payments, the amount of any underpayment will be paid immediately and the amount of any overpayment will be deducted from future annuity payments.

FIXED ACCOUNT INVESTMENT OPTIONS

================================================================================
The fixed account investment options are not securities.
================================================================================

         SECURITIES REGISTRATION. Interests in the fixed account investment options are not registered under the Securities Act of 1933, as amended, (the "1933 Act") and our general account is not registered as an investment company under the 1940 Act. Neither interests in the fixed account investment options nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. Disclosures relating to interests in the fixed account investment options and the general account nonetheless may be required by the federal securities laws to be accurate.

         GUARANTEE. Pursuant to a Guarantee Agreement dated March 31, 1996, The Manufacturers Life Insurance Company ("Manulife"), unconditionally guarantees to us, on behalf of and for the benefit of us and owners of fixed annuity contracts we issue, that it will, on demand, make funds available to us for the timely payment of contractual claims under certain of our fixed annuity contracts. This guarantee covers the fixed portion of the contracts described in this Prospectus. The guarantee may be terminated by Manulife, on notice to us. Termination will not affect Manulife's continuing liability with respect to all fixed annuity contracts issued prior to the termination of the guarantee except if:

         - the liability to pay contractual claims under the contracts is assumed by another insurer, or

         - we are sold and the buyer's guarantee is substituted for the Manulife guarantee.


         REINSURANCE. Effective June 30, 1995, we entered into a Reinsurance Agreement with Peoples Security Life Insurance Company ("PEOPLES") pursuant to which Peoples reinsures certain amounts with respect to the fixed account portion of the contract described in this prospectus which were issued prior to January 1, 1999. Under this Reinsurance Agreement, we remain liable for the contractual obligations of the contracts' fixed account and Peoples agrees to reimburse us for certain amounts and obligations in connection with the fixed account. Peoples' contractual liability runs solely to us, and no contract owner shall have any right of action against Peoples.


================================================================================
Fixed account investment options guarantee interest of at least 3%.
================================================================================

         INVESTMENT OPTIONS. A one-year fixed account investment option is available under the contract. In addition, in states where approved by the state insurance department, a DCA fixed investment account may be established under the DCA program to make automatic transfers to one or more variable investment options. Under the fixed account investment options, we guarantee the principal value of purchase payments and the rate of interest credited to the investment account for the term of the guarantee period. The portion of the contract value in a fixed account investment option and any fixed annuity benefit payments will reflect those interest and principal guarantees. We determine the guaranteed interest rates on new amounts allocated or transferred to a fixed investment account from time to time, according to market conditions. In no event will the guaranteed rate of interest be less than 3%. See Appendix F for information on guaranteed rate of interest applicable to certain prior contracts and to contracts sold in the state of Washington. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period and we may not change it.

         INVESTMENT ACCOUNTS. You may allocate purchase payments, or make transfers from the variable investment options, to the one-year fixed account investment option at any time prior to the maturity date. We establish a separate investment account each time you allocate or transfer amounts to the one-year fixed account investment option. Amounts may not be allocated to a fixed account investment option that would extend the guarantee period beyond the maturity date.

         RENEWALS. At the end of a guarantee period, you may establish a new investment account with a one-year guarantee period at the then current interest rate or transfer the amounts to a variable account investment option, all without the imposition of any charge. In the case of renewals in the last year of the accumulation period, the only fixed account investment option available is to have interest accrued for the remainder of the accumulation period at the then current interest rate for one-year guarantee periods. If you do not specify a renewal option, we will select the one-year fixed account investment option. In the case of a renewal in the last year of the accumulation period, we will credit interest for the remainder of the accumulation period at the then current interest rate for one-year guarantee periods.

================================================================================
Withdrawals and some transfers from fixed account investment options are permitted during the accumulation period.
================================================================================

         TRANSFERS. During the accumulation period, you normally may transfer amounts from the fixed account investment option to the variable account investment options only at the end of a guaranteed period. You may, however, transfer amounts from fixed to variable account investment options prior to the end of the guarantee period pursuant to the DCA program. Where there are multiple investment accounts within the one-year fixed account investment option, amounts must be transferred from the one-year fixed account investment option on a first-in-first-out basis.

         WITHDRAWALS. You may make total and partial withdrawals of amounts held in the fixed account investment options at any time during the accumulation period. Withdrawals from the fixed account investment options will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS" plus the following provisions also apply to withdrawals from the fixed account investment options:

         - We reserve the right to defer payment of amounts withdrawn from the fixed account investment options for up to six months from the date we receive the written withdrawal request. If a withdrawal is deferred for more than 30 days pursuant to this right, we will pay interest on the amount deferred at a rate not less than 3% per year (or a higher rate if required by applicable law).

         - If there are multiple investment accounts under the fixed account investment options, amounts must be withdrawn from those accounts on a first-in-first-out basis.

         If you do not specify the investment options from which a partial withdrawal is to be taken, the partial withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment options. Such withdrawals will be made from the investment options beginning with the shortest guarantee period. Within such a sequence, where there are multiple investment accounts within a fixed account investment option, withdrawals will be made on a first-in-first out basis. For this purpose, the DCA fixed account investment option is considered to have a shorter guarantee period than the one-year fixed account investment option.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS" below). Withdrawals are permitted from contracts issued in connection with Section 403(b) qualified plans only under limited circumstances (see Appendix G "Qualified Plan Types").

         FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "DEATH BENEFIT DURING ACCUMULATION PERIOD" above), on death, withdrawal or the maturity date of the contract, the proceeds may be applied to a fixed annuity option (see "ANNUITY OPTIONS" above). The amount of each fixed annuity payment is determined by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase the fixed annuity to the appropriate annuity table in the contract. If the annuity table we are then using is more favorable to you, we will substitute that annuity table. We guarantee the dollar amount of fixed annuity payments.

         CHARGES. No administrative, distribution, or mortality and expense risk charges are deducted from fixed account investment options.

                             CHARGES AND DEDUCTIONS

         Charges and deductions under the contracts are assessed against purchase payments, contract values or annuity payments. Currently, there are no deductions made from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Trust portfolios that are described in the accompanying Prospectus of the Trust.

WITHDRAWAL CHARGES

================================================================================
Some old contracts have withdrawal charges; new ones do not.
================================================================================

         If you make a withdrawal from your contract during the accumulation period, a withdrawal charge (contingent deferred sales charge) may be assessed against amounts withdrawn attributable to purchase payments that have been in the contract less than three complete contract years. NO WITHDRAWAL CHARGE WILL BE IMPOSED ON WITHDRAWALS FROM CONTRACTS ISSUED ON OR AFTER NOVEMBER 1, 1996. There is never a withdrawal charge with respect to earnings accumulated in the contract, certain other free withdrawal amounts described below or purchase payments that have been in the contract more than three complete contract years. In no event may the total withdrawal charges exceed 3% of the amount invested. The amount of the withdrawal charge and when it is assessed are discussed below.

         Each withdrawal from the contract is allocated first to the "FREE WITHDRAWAL AMOUNT" and second to "UNLIQUIDATED PURCHASE PAYMENTS." In any contract year, the free withdrawal amount for that year is the greater of:

         - 10% of total purchase payments (less all prior partial withdrawals in that contract year), and

         - the accumulated earnings of the contract (i.e., the excess of the contract value on the date of withdrawal over the unliquidated purchase payments).

         Withdrawals allocated to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. The free withdrawal amount will be applied to a requested withdrawal, first, to withdrawals from variable account investment options and then to withdrawals from the one-year fixed account investment option.

         If the amount of a withdrawal exceeds the free withdrawal amount, the excess will be allocated to purchase payments which will be liquidated on a first-in first-out basis. On any withdrawal request, we will liquidate purchase payments equal to the amount of the withdrawal request which exceeds the free withdrawal amount in the order the purchase payments were made: the oldest unliquidated purchase payment first, the next purchase payment second, etc., until all purchase payments have been liquidated.

         Each purchase payment or portion thereof liquidated in connection with a withdrawal request that has been in the contract for less than three years is subject to a withdrawal charge of 3%.

         The withdrawal charge is deducted from the contract value remaining after the contract owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an investment account may not exceed the value of that investment account minus any applicable withdrawal charge.

         There is generally no withdrawal charge on distributions made as a result of the death of the contract owner or, if applicable, the annuitant. In addition, no withdrawal charges are imposed on annuity benefit payments.

         The amount collected from the withdrawal charge will be used to reimburse us for the compensation we pay to broker-dealers for selling the contracts, preparation of sales literature and other sales-related expenses.

         For examples of calculation of the withdrawal charge, see Appendix C.

REDUCTION OR ELIMINATION OF WITHDRAWAL CHARGES

         The amount of the withdrawal charge on a contract may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in such a manner that results in savings of sales expenses. We will determine entitlement to such a reduction in the withdrawal charge in the following manner:

- The size and type of group to which sales are to be made will be considered. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

- The total amount of purchase payments to be received will be considered. Per-dollar sales expenses are likely to be less on larger purchase payments than on smaller ones.

-        Any prior or existing relationship with us will be considered.
         Per-contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

- The level of commissions paid to selling broker-dealers will be considered. Certain broker-dealers may offer the contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the contracts, thereby reducing our sales expenses.

- There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

         If, after consideration of the foregoing factors, we determine that there will be a reduction in sales expenses, we will provide a reduction in the withdrawal charge. The withdrawal charge will be eliminated when a contract is issued to officers, directors or employees (or a relative thereof), of us or of Manulife, the Trust or any of their affiliates. In no event will reduction or elimination of the withdrawal charge be permitted where that reduction or elimination will be unfairly discriminatory to any person. For further information, contact your registered representative.

ADMINISTRATION FEES

================================================================================
We deduct asset-based charges totaling 1.65% on an annual basis for administration, distribution and mortality and expense risks.
================================================================================

         A daily fee in an amount equal to 0.25% of the value of each variable investment account on an annual basis is deducted from each sub-account as an administration fee. The fee is designed to compensate us for administering the contracts and operating the Variable Account. Even though administrative expenses may increase, we guarantee that we will not increase the amount of the administration fees.

         If your contract value falls below $10,000 as a result of a partial withdrawal, we may deduct an annual administration fee of $30 as partial compensation for administrative expenses. The fee will be deducted on the last day of each contract year. It will be withdrawn from each investment option in the same proportion that the value of such investment option bears to the contract value. If the entire contract value is withdrawn on other than the last day of any contract year, the fee will be deducted from the amount paid.

DISTRIBUTION FEE

         A daily fee in an amount equal to 0.15% of the value of each variable investment account on an annual basis is deducted from each sub-account as a distribution fee. The fee is designed to compensate us for a portion of the expenses we incur in selling the contracts.

MORTALITY AND EXPENSE RISKS CHARGE

         The mortality risk we assume is the risk that annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity benefit payment rates incorporated into the contract which cannot be changed. This assures each annuitant that his or her longevity will not have an adverse effect on the amount of annuity benefit payments. We also assume mortality risks in connection with our guarantee that, if the contract owner dies during the accumulation period, we will pay a death benefit. The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge may be insufficient to cover actual expenses.

         To compensate us for assuming these risks, we deduct from each of the sub-accounts a daily charge in an amount equal to 1.25% of the value of the variable investment accounts on an annual basis. The rate of the mortality and expense risks charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. Under the Period Certain Only Annuity Options, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk. The mortality and expense risks charge is not assessed against the fixed account investment options

TAXES

================================================================================
We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.
================================================================================

         We reserve the right to charge, or provide for, certain taxes against purchase payments, contract values or annuity payments. Such taxes may include premium taxes or other taxes levied by any government entity which the we determine to have resulted from our:

         -        establishment or maintenance of the Variable Account,

         -        receipt of purchase payments,

         -        issuance of the contracts, or

         - commencement or continuance of annuity payments under the contracts.

In addition, we will withhold taxes to the extent required by applicable law.

         Except for residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted from the contract value used to provide for fixed or variable annuity payments. For residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted upon payment of any withdrawal benefits, upon any annuitization, or payment of death benefits. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% depending on the jurisdiction and the tax status of the contract and are subject to change by the legislature or other authority. See Appendix D for a table of State Premium Taxes.

EXPENSES OF DISTRIBUTING CONTRACTS


Manulife Financial Securities, LLC ("Manulife Securities"), the principal underwriter for the contracts, pays compensation to selling broker-dealers in varying amounts which under normal circumstances are not expected to exceed 1.25% of purchase payments plus 1% of the contract value per year commencing one year after each purchase payment. These expenses are not assessed against the contracts but are instead paid by Manulife Securities. See "Distribution of Contracts" for further information.


                               FEDERAL TAX MATTERS

INTRODUCTION

         The following discussion of the Federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. You should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the IRS, and judicial decisions.

         This discussion does not address state or local tax consequences associated with the purchase of a contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

         We are taxed as a life insurance company. Because the operations of the Variable Account are a part of, and are taxed with, our operations, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Variable Account. We do not anticipate that we will be taxed on the income and gains of the Variable Account, but if we are, then we may impose a corresponding charge against the Variable Account.

TAXATION OF ANNUITIES IN GENERAL

TAX DEFERRAL DURING ACCUMULATION PERIOD

================================================================================
Gains inside the contract are usually tax-deferred until you make a withdrawal, the annuitant starts receiving annuity benefit payments, or the beneficiary receives a death benefit payment.
================================================================================

         Under existing provisions of the Code, except as described below, any increase in the contract value is generally not taxable to the contract owner or annuitant until received, either in the form of annuity payments, or in some other form of distribution. Certain requirements must be satisfied in order for this general rule to apply, including:

         - the contract must be owned by an individual (or treated as owned by an individual),

         - the investments of the Variable Account must be "adequately diversified" in accordance with IRS regulations,

         - we, rather than the contract owner, must be considered the owner of the assets of the Variable Account for Federal tax purposes, and

         - the contract must provide for appropriate amortization, through annuity benefit payments, of the contract's purchase payments and earnings, e.g., the pay-out period must not occur near the end of the annuitant's life expectancy.

         NON-NATURAL OWNERS. As a general rule, deferred annuity contracts held by "non-natural persons" (such as a corporation, trust or other similar entity) are not treated as annuity contracts for Federal income tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. This special exception will not apply, however, in the case of any employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees.

         Exceptions to the general rule for non-natural contract owners will also apply with respect to:

         - contracts acquired by an estate of a decedent by reason of the death of the decedent,

         -        certain qualified contracts,

         - certain contracts purchased by employers upon the termination of certain qualified plans,

         - certain contracts used in connection with structured settlement agreements, and

         - contracts purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

         LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS. In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect a contract if the income on the contract is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the contract, or entities that will be beneficiaries under a contract, should consult a tax advisor.

         DIVERSIFICATION REQUIREMENTS. For a contract to be treated as an annuity for Federal income tax purposes, the investments of the Variable Account must be "adequately diversified" in accordance with Treasury Department Regulations. The IRS has issued regulations which prescribe standards for determining whether the investments of the Variable Account are "adequately diversified." If the Variable Account failed to comply with these diversification standards, a contract would not be treated as an annuity contract for Federal income tax purposes and the contract owner would generally be taxable currently on the excess of the contract value over the premiums paid for the contract.

         Although we do not control the investments of the Trust, we expect that the Trust will comply with such regulations so that the Variable Account will be considered "adequately diversified."

         OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract owner may be considered the owner, for Federal income tax purposes, of the assets of the insurance company separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses "incidents of ownership" in those assets, such as the ability to exercise investment control over the assets. In addition, the IRS announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

         The ownership rights under this contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of this contract has the choice of many more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. THESE DIFFERENCES COULD RESULT IN THE CONTRACT OWNER BEING TREATED AS THE OWNER OF THE ASSETS OF THE VARIABLE ACCOUNT AND THUS SUBJECT TO CURRENT TAXATION ON THE INCOME AND GAINS FROM THOSE ASSETS. In addition, we do not know what standards will be set forth in the regulations or rulings which the IRS has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent contract owners from being considered the owners of the assets of the Variable Account.

         DELAYED PAY-OUT PERIODS. If the contract's pay-out period commences (or is scheduled to commence) at a time when the annuitant has reached an advanced age, (e.g., past age 85), it is possible that the contract would not be treated as an annuity for

Federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

         The remainder of this discussion assumes that the contract will be treated as an annuity contract for Federal income tax purposes and that we will be treated as the owner of the Variable Account assets.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

         In the case of a partial withdrawal, amounts received are taxable as ordinary income to the extent the contract value before the withdrawal exceeds the "INVESTMENT IN THE CONTRACT." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the investment in the contract. For these purposes the investment in the contract at any time equals the total of the purchase payments made under the contract to that time (to the extent such payments were neither deductible when made nor excludible from income as, for example, in the case of certain employer contributions to qualified plans) less any amounts previously received from the contract which were not included in income.

         Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of the contract value, is treated as a withdrawal of such amount or portion. (Loans, assignments and pledges are permitted only in limited circumstances under qualified contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers his or her interest in an annuity contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the contract value and the investment in the contract at the time of transfer. In such a case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

         There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

TAXATION OF ANNUITY BENEFIT PAYMENTS

================================================================================
A portion of each annuity payment is usually taxable as ordinary income.
================================================================================

         Normally, a portion of each annuity benefit payment is taxable as ordinary income. The taxable portion of an annuity benefit payment is equal to the excess of the payment over the "EXCLUSION AMOUNT." In the case of variable annuity payments, the exclusion amount is the investment in the contract (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by IRS regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying the payment by the ratio of (a) to (b), where:

         (a) is the investment in the contract allocated to the fixed annuity option (adjusted for any period certain or refund feature) and

         (b) is the total expected value of fixed annuity payments for the term of the contract (determined under IRS regulations).

A simplified method of determining the taxable portion of annuity payments applies to contracts issued in connection with certain qualified plans other than IRAs.

         Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.

TAXATION OF DEATH BENEFIT PROCEEDS

         Amounts may be distributed from a contract because of the death of an owner or the annuitant. During the accumulation period, death benefit proceeds are includible in income as follows:


         - if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above,



         - if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above, or



         - If distributed as a series of withdrawals over the beneficiary's life expectancy, they are taxable to the extent the contract value exceeds the "investment in the contract."


During the pay-out period, where a guaranteed period exists under an annuity option and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows:

         - if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or

         - if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

================================================================================
Withdrawals and annuity benefit payments prior to age 59-1/2 may incur a 10% penalty tax.
================================================================================

         There is a 10% penalty tax on the taxable amount of any distribution from a non-qualified contract unless the payment is:

         -        received on or after the contract owner reaches age 59-1/2;

         - attributable to the contract owner becoming disabled (as defined in the tax law);

         - made to a beneficiary on or after the death of the contract owner or, if the contract owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

         - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the annuitant or for the joint lives (or joint life expectancies) of the annuitant and designated beneficiary (as defined in the tax law);

         - made under an annuity contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or

         - made with respect to certain annuities issued in connection with structured settlement agreements.

A similar penalty tax, applicable to distributions from certain qualified contracts, is discussed below.

AGGREGATION OF CONTRACTS

         In certain circumstances, the amount of an annuity payment or a withdrawal from a contract that is includible in income may be determined by combining some or all of the non-qualified contracts owned by an individual. For example, if a person purchases a contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of this interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not always clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.

QUALIFIED RETIREMENT PLANS

================================================================================
Special tax provisions apply to qualified plans. Consult your tax advisor prior to using the contract with a qualified plan.
================================================================================


         The contracts are also available for use in connection with certain types of retirement plans, including IRAs which receive favorable treatment under the Code ("QUALIFIED PLANS"). Numerous special tax rules apply to the participants in qualified plans and to the contracts used in connection with qualified plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the contract with the various types of qualified plans. Brief descriptions of various types of qualified plans in connection with which we may issue a contract are contained in Appendix G to this Prospectus. Appendix G also discusses certain potential tax consequences associated with the use of the contract with certain qualified plans, including IRAs, which should be considered by a purchaser. If you intend to use the contract in connection with a qualified plan, you should consult a tax advisor.


         The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain qualified contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax advisor and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for that contribution, are limited under qualified plans. If you are considering the purchase of a contract in connection with a qualified plan, you should consider, in evaluating the suitability of the contract, that the contract requires a minimum initial purchase payment of $25,000. If this contract is used in connection with a qualified plan, the owner and annuitant must be the same individual. If a co-annuitant is named, all distributions made while the annuitant is alive must be made to the annuitant. Also, if a co-annuitant is named who is not the annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the annuitant and co-annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under federal tax laws.


         In addition, special rules apply to the time at which distributions to the owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that may be imposed by the owner on the timing and manner of payment of death benefits to the owner's designated beneficiaries or the period of time over which a designated beneficiary may extend payment of the death benefits under the contract. Failure to comply with minimum distribution requirements applicable to qualified plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan. In the case of IRAs (other than Roth IRAs), lifetime distributions of minimum amounts (as specified in the tax law) to the owner must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70-1/2. In the case of certain other qualified plans, such distributions must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain qualified plans, including IRAs, after the owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated beneficiary is an individual, and, if so, the owner's spouse, or an individual other than the owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your beneficiary wishes to extend over a period of time the payment of the death benefits under your contract, please consult a tax advisor.


         There is also a 10% penalty tax on the taxable amount of any payment from certain qualified contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a "SIMPLE retirement account" during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement (as defined in the tax law) maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of qualified plan. In the case of an "Individual Retirement Annuity" or an "IRA," including a "SIMPLE IRA," exceptions provide that the penalty tax does not apply to a payment:

         -        received on or after the contract owner reaches age 59-1/2,

         - received on or after the owner's death or because of the owner's disability (as defined in the tax law), or

         - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law).

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax advisor.

         When issued in connection with a qualified plan, a contract will be amended as generally necessary to conform to the requirements of the plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we will not be bound by terms and conditions of qualified plans to the extent those terms and conditions contradict the contract, unless we consent.

DIRECT ROLLOVERS

         If the contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "ELIGIBLE ROLLOVER DISTRIBUTION" from the contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such qualified plans, excluding certain amounts such as (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments" and (iii) certain hardship withdrawals.


         Under these requirements, Federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, the owner cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the person receiving the distribution elects to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover tion, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.


LOANS


         A loan privilege is available only to owners of contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of ERISA. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) contracts are complicated, you should consult your tax advisor before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.


         Federal tax law also requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse income tax consequences to you.

         When you request a loan, we will reduce your investment in the investment accounts and transfer the amount of the loan to the "loan account," a part of our general account. You may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts in accordance with the rules for making partial withdrawals (see "WITHDRAWALS"). When a loan is repaid, the appropriate amount of the repayment will be transferred from the loan account to the investment accounts. You may designate the investment accounts to which a repayment is to be allocated. Otherwise, the repayment will be allocated in the same manner as your purchase payments are currently being allocated.

         The amount of any unpaid loans will be deducted from the death benefit otherwise payable under the contract. In addition, loans, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your contract value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your contract value will be greater than it would have been had no loan been outstanding.

FEDERAL INCOME TAX WITHHOLDING

================================================================================
We may be required to withhold amounts from some payments for Federal income taxes.
================================================================================

         We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a contract unless the person receiving the distribution notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and rollovers from non-Roth IRAs to Roth
IRAs) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

                                 GENERAL MATTERS

PERFORMANCE DATA

================================================================================
We may advertise our investment performance.
================================================================================

         Each of the sub-accounts may quote total return figures in its advertising and sales materials. PAST PERFORMANCE FIGURES ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE OF ANY SUB-ACCOUNT. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures. Standardized figures will include average annual total return figures for one, five and ten years, or from the inception date of the relevant sub-account of the Variable Account (if that period since inception is shorter than one of those periods). Non-standardized total return figures also may be quoted, including figures that do not assume redemption at the end of the time period. Non-standardized figures may also include total return numbers from the inception date of the portfolio or ten years, whichever period is shorter. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period.


         Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which the return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which the return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust or Merrill Variable Funds portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts that we offer, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust or Merrill Variable Funds portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.


ASSET ALLOCATION AND TIMING SERVICES

         We are aware that certain third parties are offering asset allocation and timing services in connection with the contracts. In certain cases we have agreed to honor transfer instructions from such asset allocation and timing services where we have received powers of attorney, in a form acceptable to us, from the contract owners participating in the service. The contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted). WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACTS.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

          Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

         - termination of employment in the Texas public institutions of higher education,

         -        retirement,

         -        death, or

         -        the participant's attainment of age 70-1/2.

Accordingly, before any amounts may be distributed from the contract, proof must be furnished to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the contract value to another contract or another qualified custodian during the period of participation in the ORP. Loans are not available under contracts subject to the ORP.

DISTRIBUTION OF CONTRACTS

================================================================================
We pay broker-dealers to sell the contracts.
================================================================================


         Manulife Financial Securities, LLC ("Manulife Securities"), a Delaware limited liability company that we control, is the principal underwriter of the contracts. Manulife Securities, located at 73 Tremont Street, Boston, Massachusetts 02108, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Sales of the contracts will be made by registered representatives of broker-dealers authorized by Manulife Securities to sell the contracts. Those registered representatives will also be our licensed insurance agents.


CONTRACT OWNER INQUIRIES

         Your inquiries should be directed to our Annuity Service Office mailing address at P.O. Box 9230, Boston, Massachusetts 02205-9230.

CONFIRMATION STATEMENTS

         You will be sent confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to our Annuity Service Office. If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

LEGAL PROCEEDINGS


         There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither we nor Manulife Securities are involved in any litigation that is of material importance to either, or that relates to the Variable Account.


CANCELLATION OF THE CONTRACT

         We may, at our option, cancel a contract at the end of any two consecutive contract years in which no purchase payments by or on behalf of you, have been made, if both:

         - the total purchase payments made for the contract, less any withdrawals, are less than $2,000; and

         - the contract value at the end of such two year period is less than $2,000.

We, as a matter of administrative practice, will attempt to notify you prior to such cancellation in order to allow you to make the necessary purchase payment to keep the contract in force. The cancellation of contract provisions may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states.

VOTING INTEREST


         As stated above under "Merrill Variable Funds", we will vote shares of the Trust and Merrill Variable Funds portfolios held in the Variable Account at a shareholder meetings according to voting instructions received from the persons having the voting interest under the contracts.


         Accumulation Period. During the accumulation period, the contract owner has the voting interest under a contract. The number of votes for each portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

         Pay-out Period. During the pay-out period, the annuitant has the voting interest under a contract. The number of votes as to each portfolio for which voting instructions may be given is determined by dividing the reserve for the contract allocated to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

         Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a contract will usually decrease after commencement of annuity payments. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting.

                                   APPENDIX A

                                  SPECIAL TERMS

      The following terms as used in this Prospectus have the indicated meanings:

      ACCUMULATION PERIOD - The period between the issue date of the contract and the maturity date of the contract. During this period, purchase payment(s) are typically made to the contract by the owner.

      ACCUMULATION UNIT - A unit of measure that is used to calculate the value of the variable portion of the contract before the maturity date.

      ANNUITANT - Any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The "annuitant" and "co-annuitant" will be referred to collectively as "annuitant." The "annuitant" is as designated on the contract specification page, unless changed.

      ANNUITY UNIT - A unit of measure that is used after the maturity date to calculate variable annuity payments.

      BENEFICIARY - The person, persons or entity entitled to the death benefit under the contract upon the death of a contract owner or, in certain circumstances, an annuitant. The beneficiary is as specified on the contract specifications page, unless changed. If there is a surviving contract owner, that person will be the beneficiary.

      BUSINESS DAY - Any day on which the New York Stock Exchange is open for business and the net asset value of a Trust portfolio is determined.

      THE CODE - The Internal Revenue Code of 1986, as amended.

      CONTINGENT BENEFICIARY - The person, persons or entity to become the beneficiary if the beneficiary is not alive. The contingent beneficiary is as specified in the application, unless changed.

      CONTRACT YEAR - The period of twelve consecutive months beginning on the date as of which the contract is issued, or any anniversary of that date.

      FIXED ANNUITY - An annuity option with payments the amount of which we guarantee.

      GENERAL ACCOUNT - All of our assets other than assets in separate accounts such as the Variable Account.

      INVESTMENT ACCOUNT - An account we establish for you which represents your interest in an investment option during the accumulation period.


      INVESTMENT OPTIONS - The investment choices available to contract owners. Currently, there are sixty-two variable and two fixed investment options under the contract.


      LOAN ACCOUNT - The portion of our general account that is used for collateral for a loan.

      MATURITY DATE - The date on which the pay-out period commences and we begin to make annuity benefit payments to the annuitant. The maturity date is the date specified on the contract specifications page and is generally the first day of the month following the later of the annuitant's 85th birthday or the tenth contract anniversary, unless changed.

      NON-QUALIFIED CONTRACTS - Contracts which are not issued under qualified plans.

      OWNER OR CONTRACT OWNER - The person, persons (co-owner) or entity entitled to all of the ownership rights under the contract. References in this Prospectus to contract owners are typically by use of "you." The owner has the legal right to make all changes in contractual designations where specifically permitted by the contract. The owner is as specified on the contract specifications page, unless changed.

      PAY-OUT PERIOD - The pay-out period is the period when we make annuity benefit payments to you.

      PORTFOLIO OR TRUST PORTFOLIO - A separate investment portfolio of the Trust, a mutual fund in which the Variable Account invests, or of any successor mutual fund.

      QUALIFIED CONTRACTS - Contracts issued under qualified plans.

      QUALIFIED PLANS - Retirement plans which receive favorable tax treatment under Section 401, 403, 408 408A, or 457 of the Code.

      SUB-ACCOUNT(S) - One or more of the sub-accounts of the Variable Account. Each sub-account is invested in shares of a different Trust portfolio.

      UNPAID LOANS - The unpaid amounts (including any accrued interest) of loans some contract owners may have taken from us, using certain qualified contracts as collateral.

      VALUATION PERIOD - Any period from one business day to the next, measured from the time on each business day that the net asset value of each portfolio is determined.

                                   APPENDIX B

           TABLE OF ACCUMULATION UNIT VALUES RELATING TO THE CONTRACT

SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR             END OF YEAR
Internet Technologies
2000                               $12.500000            $ 6.954217             351,148.001

Pacific Rim Emerging Markets
1997                               $12.500000            $ 8.160547              92,489.680
1998                                 8.160547              7.656925             146,258.768
1999                                 7.656925             12.267100             322,514.472
2000                                12.267100              9.126236             336,366.866

Science & Technology
1997                               $12.500000            $13.613317             355,255.526
1998                                13.613317             19.191525             674,168.571
1999                                19.191525             37.660683           1,436,589.022
2000                                37.660683             24.427405           2,152,362.433

International Small Cap
1996                               $12.500000            $13.465203             224,018.261
1997                                13.465203             13.348864             193,834.190
1998                                13.348864             14.687879             258,056.613
1999                                14.687879             26.718058             379,904.401
2000                                26.718058             18.618300             517,076.740

Aggressive Growth
1997                               $12.500000            $12.296448             270,398.951
1998                                12.296448             12.617679             465,435.110
1999                                12.617679             16.504105             552,060.070
2000                                16.504105             16.721411           1,035,804.807

Emerging Small Company
1997                               $12.500000            $14.537900             161,450.115
1998                                14.537900             14.310172             310,758.065
1999                                14.310172             24.427201             286,641.557
2000                                24.427201             22.995348             579,865.236

Small Company Blend
1999                               $12.500000            $15.895877             104,107.273
2000                                15.895877             12.549695             581,050.784

Dynamic Growth
2000                               $12.500000             $7.894008             688,049.098

Mid Cap Stock
1999                               $12.500000            $12.462837             129,674.417
2000                                12.462837             11.772795             549,482.008

All Cap Growth
1996                               $12.500000            $13.188627             587,704.824
1997                                13.188627             14.952186             550,309.278
1998                                14.952186             18.869029             909,754.925
1999                                18.869029             26.855000           1,112,356.278
2000                                26.855000             23.566248           1,935,270.891

Overseas
1995                               $10.000000            $10.528678             178,852.062
1996                                10.528678             11.660474             351,591.394
1997                                11.660474             11.460078             374,473.198
1998                                11.460078             12.168562             617,029.124
1999                                12.168562             16.833813             885,837.752
2000                                16.833813             13.458771           1,442,620.010

International Stock
1997                               $12.500000            $12.620816             240,538.835
1998                                12.620816             14.265882             430,101.363
1999                                14.265882             18.202233             589,229.912

2000                                18.202233             14.938063             772,346.568

International Value
1999                               $12.500000             $12.83881              85,805.983
2000                                 12.83881             11.813131             217,300.853

Capital Appreciation
2000                               $12.500000            $10.941194               3,323.728

Strategic Opportunities
(formerly, Mid Cap Blend)          $10.675585            $10.965867              36,324.491
1994                                10.965867             15.402974             663,652.478
1995                                15.402974             18.199588           1,024,727.992
1996                                18.199588             21.347335             710,225.513
1997                                21.347335             22.973151           1,192,385.855
1998                                22.973151             28.867552           1,071,824.967
1999                                28.867552             26.586905           1,518,855.269
2000

SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR            END OF YEAR
Global Equity
1994                               $13.117996            $12.153179              49,050.593
1995                                12.153179             12.872711             361,285.266
1996                                12.872711             14.257610             622,699.384
1997                                14.257610             16.941296             452,078.125
1998                                16.941296             18.706100             900,761.542
1999                                18.706100             19.073534           1,126,476.045
2000                                19.073534             21.049744           1,175,303.681

Growth
1996                               $12.500000            $13.711434             136,813.299
1997                                13.711434             16.906185             432,054.497
1998                                16.906185             20.612746             789,132.498
1999                                20.612746             26.855000           1,112,356.278
2000                                26.855000             19.897782           1,605,716.088

Large Cap Growth
1994                               $10.444531            $10.303433               7,523.248
1995                                10.303433             12.443644              67,382.620
1996                                12.443644             13.829135             119,961.606
1997                                13.829135             16.200363              57,970.102
1998                                16.200363             18.982681             130,457.346
1999                                18.982681             23.393391             380,091.954
2000                                23.393391             19.733542           1,018,958.910

Quantitative Equity
1997                               $12.500000            $16.067235             192,717.960
1998                                16.067235             19.968902             468,687.291
1999                                19.968902             24.022598             901,180.009
2000                                24.022598             25.119884           1,404,267.330

Blue Chip Growth
1994                               $ 9.145044            $ 9.280989              18,796.455
1995                                 9.280989             11.551552             274,368.201
1996                                11.551552             14.303631             673,370.337
1997                                14.303631             17.859518           1,129,154.033
1998                                17.859518             22.573222           2,444,541.966
1999                                22.573222             26.518360           3,079,280.538
2000                                26.518360             25.365287           3,684,186.284

Real Estate Securities
1997                               $12.500000            $14.912035             194,806.572
1998                                14.912035             12.255908             297,723.946
1999                                12.255908             11.090818             226,692.229
2000

Small Company Value
1997                               $12.500000            $11.890948             121,356.238
1998                                11.890948             11.143828             753,524.163
1999                                11.143828             11.837890             547,174.367
2000                                11.837890             12.335633             454,983.311

Value
1997                               $12.500000            $15.019763             532,115.531
1998                                15.019763             14.519332           1,143,817.237
1999                                14.519332             13.883152           1,022,887.843
2000                                13.883152             17.011828           1,043,765.979

Tactical Allocation
2000                               $12.500000             11.970334             135,569.944

Growth & Income
1994                               $10.576574            $10.436393              24,644.881
1995                                10.436393             13.263871             448,739.926
1996                                13.263871             16.024067           1,043,469.657
1997                                16.024067             20.936844           1,453,214.116

1998                                20.936844             26.056725           3,147,982.577
1999                                26.056725             30.467742           4,219,095.207
2000                                30.467742             27.835602           4,835,620.184

U.S. Large Cap Value
1999                               $12.500000            $12.700198             662,117.758
2000                                12.700198             12.840714           1,043,765.979

Equity-Income
1994                               $10.844086            $10.578121              31,102.019
1995                                10.578121             12.870851             375,815.524
1996                                12.870851             15.172018             833,362.583
1997                                15.172018             19.357272             973,290.243
1998                                19.357272             20.794388           1,719,624.978
1999                                20.794388             21.149570           1,586,409.600
2000                                21.149570             23.507739           1,638,046.414

SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR            END OF YEAR
Income & Value
1994                               $10.269505            $10.156264              19,952.394
1995                                10.156264             12.056663             205,665.149
1996                                12.056663             13.039212             340,400.940
1997                                13.039212             14.861563             176,904.939
1998                                14.861563             16.824988             449,891.382
1999                                16.824988             17.986686             771,920.090
2000                                17.986686             18.566934             856,030.375

Balanced
1997                               $12.500000            $14.573591             209,560.113
1998                                14.573591             16.377624             683,342.735
1999                                16.377624             15.843343             782,138.303
2000                                15.843343             14.130567             514,859.143

High Yield
1997                               $12.500000            $13.856003             531,676.796
1998                                13.856003             14.008370           1,741,127.736
1999                                14.008370             14.881850           1,380,131.201
2000                                14.881850             13.326181           1,134,966.298

Strategic Bond
1994                               $10.132498            $ 9.897404               9,621.542
1995                                 9.897404             11.607403             146,877.133
1996                                11.607403             13.093621             470,296.507
1997                                13.093621             14.293477             681,451.817
1998                                14.293477             14.243718           1,092,910.900
1999                                14.243718             14.321908             945,776.422
2000                                14.321908             15.128283             982,539.539

Global Bond
1994                               $10.345362            $10.262238               6,324.370
1995                                10.262238             12.434811             108,887.995
1996                                12.434811             13.821405             236,432.653
1997                                13.821405             13.995892             542,434.525
1998                                13.995892             14.814388             196,058.554
1999                                14.814388             13.599529             206,366.445
2000                                13.599529             13.602454             262,586.077

Total Return
1999                               $12.500000            $12.235367             293,731.960
2000                                12.235367             13.348487             740,524.155

Investment Quality Bond
1994                               $ 9.785855            $ 9.713969               5,980.272
1995                                 9.713969             11.417606             143,843.254
1996                                11.417606             11.519237             359,256.707
1997                                11.519237             12.435620             262,883.942
1998                                12.435620             13.299876             855,003.631
1999                                13.299876             12.847911           1,129,566.354
2000                                12.847911             13.826642           1,089,451.755

Diversified Bond
1994                               $10.124972            $10.050011               2,989.757
1995                                10.050011             11.672867             123,692.494
1996                                11.672867             12.287873             193,254.830
1997                                12.287873             13.469181              98,739.766
1998                                13.469181             14.663990             261,092.778
1999                                14.663990             14.527388             292,613.312
2000                                14.527388             15.765628             376,576.606

U.S. Government Securities
1994                               $10.033365            $ 9.968713              17,964.448
1995                                 9.968713             11.333420             218,996.714

1996                                11.333420             11.522857             283,607.608
1997                                11.522857             12.294922             291,264.608
1998                                12.294922             12.999698             909,940.877
1999                                12.999698             12.757839             986,798.366
2000                                12.757839             13.913787           1,035,378.919

SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR            END OF YEAR
Money Market
1994                               $10.172129            $10.290731              46,595.747
1995                                10.290731             10.692803             282,116.623
1996                                10.692803             11.048244             516,160.781
1997                                11.048244             11.427217           1,222,689.467
1998                                11.427217             11.811952           3,637,922.565
1999                                11.811952             12.153141           6,264,766.906
2000                                12.153141             12.657686           5,196,890.223

Small Cap Index
2000                               $12.500000             11.577217              21,196.146

International Index
2000                               $12.500000             11.148798              45,317.184

Mid Cap Index
2000                               $12.500000             13.250096             195,959.755

Total Stock Market Index
2000                               $12.500000             11.123861              81,427.840

500 Index
2000                               $12.500000             11.182275             284,601.898

Lifestyle Aggressive 1000
1997                               $12.500000            $13.635694             206,171.846
1998                                13.635694             14.064128             276,086.785
1999                                14.064128             15.855076             169,802.704
2000                                15.855076             14.799593             253,623.713

Lifestyle Growth 820
1997                               $12.500000            $13.998474             223,792.942
1998                                13.998474             14.623605           1,903,948.071
1999                                14.623605             16.767184           1,241,961.810
2000                                16.767184             16.001947           1,401,667.363

Lifestyle Balanced 640
1997                               $12.500000            $14.031517           1,456,423.208
1998                                14.031517             14.591457           2,558,525.534
1999                                14.591457             16.136115           1,808,450.426
2000                                16.136115             16.274494           1,668,357.190

Lifestyle Moderate 460
1997                               $12.500000            $13.981923             486,907.289
1998                                13.981923             15.096548           1,304,937.192
1999                                15.096548             16.021927           1,092,440.188
2000                                16.021927             16.431521             980,134.550

Lifestyle Conservative 280
1997                               $12.500000            $13.790807            202,270.252
1998                                13.790807             14.950846            766,504.994
1999                                14.950846             15.324704            776,422.562
2000                                15.324704             16.235059            688,499.055


(A) Units under this series of contracts were first credited under the sub-accounts on August 9, 1994, except in the case of:

      -     Overseas Trust where units were first credited on January 9, 1995;

      - Mid Cap Growth and International Small Cap Trusts where units were first credited on March 4, 1996;

      -     Growth Trust where units were first credited on July 15, 1996;

      - Pacific Rim Emerging Markets, Science & Technology, Aggressive Growth, Emerging Small Company, International Stock, Quantitative Equity, Real Estate Securities, Value, Balanced, and High Yield Trusts where units were first credited on January 1, 1997;

      - Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, and Lifestyle Conservative 280 Trusts where units were first credited on January 7, 1997;

      - Small Company Value Trust where units were first credited on October 1, 1997; and

      - Small Company Blend, Mid Cap Stock, International Value, U.S. Large Cap Value and Total Return Trusts where units were first credited on May 1, 1999.

      - Internet Technologies, Dynamic Growth, Tactical Allocation, Small Cap Index, International Index, Mid Cap Index, Total Stock Market Index and 500 Index where units were first credited on May 1, 2000.

      - Capital Appreciation Trust where units were first credited on November 1, 2000.

                                   APPENDIX C

                  EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGE(A)


Effective November 1, 1996, no withdrawal charge will be imposed on withdrawals from contracts issued on or after November 1, 1996.



Example 1 - Assume a single payment of $50,000 is made into the contract, no transfers are made, no additional payments are made and there are no partial withdrawals. The table below illustrates four examples of the withdrawal charges that would be imposed if the contract is completely withdrawn, based on hypothetical contract values.


              HYPOTHETICAL        FREE        PURCHASE
   CONTRACT     CONTRACT       WITHDRAWAL     PAYMENTS        WITHDRAWAL
     YEAR         VALUE          AMOUNT      LIQUIDATED         CHARGE
   --------   ------------    -----------    ----------         ------
                                                          PERCENT      AMOUNT
                                                          -------      ------
      1          55,000          5,000(a)      50,000        3%         1,500
      2          50,500          5,000(b)      45,500        3%         1,365
      3          60,000         10,000(c)      50,000        3%         1,500
      4          70,000         20,000(d)      50,000        0%             0


(a) During any contract year the free withdrawal amount is the greater of accumulated earnings, or 10% of the total purchase payments made under the contract less any prior partial withdrawals in that contract year. In the first contract year the earnings under the contract and 10% of purchase payments both equal $5,000. Consequently, on total withdrawal $5,000 is withdrawn free of the withdrawal charge, the entire $50,000 purchase payment is liquidated and the withdrawal charge is assessed against such liquidated purchase payment (contract value less free withdrawal amount).

(b) In the example for the second contract year, the accumulated earnings of $500 is less than 10% of purchase payments, therefore the free withdrawal amount is equal to 10% of purchase payments ($50,000 X 10% = $5,000) and the withdrawal charge is only applied to purchase payments liquidated (contract value less free withdrawal amount).

(c) In the example for the third contract year, the accumulated earnings of $10,000 is greater than 10% of purchase payments ($5,000), therefore the free withdrawal amount is equal to the accumulated earnings of $10,000 and the withdrawal charge is applied to the purchase payments liquidated (contract value less free withdrawal amount).

(d) There is no withdrawal charge on any purchase payments liquidated that have been in the contract for at least 3 years.

Example 2 - Assume a single payment of $50,000 is made into the contract, no transfers are made, no additional payments are made and there are a series of four partial withdrawals made during the third contract year of $2,000, $5,000, $7,000, and $8,000.


 HYPOTHETICAL     PARTIAL          FREE        PURCHASE
   CONTRACT     WITHDRAWAL      WITHDRAWAL     PAYMENTS        WITHDRAWAL
     VALUE       REQUESTED        AMOUNT      LIQUIDATED         CHARGE
 ------------  ------------    -----------    ----------         ------
                                                           PERCENT      AMOUNT
                                                           -------      ------
    65,000         2,000         15,000(a)           0        3%             0
    49,000         5,000          3,000(b)       2,000        3%            60
    52,000         7,000          4,000(c)       3,000        3%            90
    44,000         8,000              0(d)       8,000        3%           240


(a) The free withdrawal amount during any contract year is the greater of the contract value less the unliquidated purchase payments (accumulated earnings), or 10% of purchase payments less 100% of all prior withdrawals in that contract year. For the first example, accumulated earnings of $15,000 is the free withdrawal amount since it is greater than 10% of purchase payments less prior withdrawals ($5,000-0). The amount requested ($2,000) is less than the free withdrawal amount so no purchase payments are liquidated and no withdrawal charge applies.

(b) The contract has negative accumulated earnings ($49,000-$50,000), so the free withdrawal amount is limited to 10% of purchase payments less all prior withdrawals. Since $2,000 has already been withdrawn earlier in the current contract year, the remaining free withdrawal amount during the third contract year is $3,000. The $5,000 partial withdrawal will consist of $3,000 free of withdrawal charge, and the remaining $2,000 will be subject to a withdrawal charge and result in purchase payments being liquidated. The remaining unliquidated purchase payments are $48,000.

(c) The contract has increased in value to $52,000. The unliquidated purchase payments are $48,000 so the accumulated earnings are $4,000, which is greater than 10% of purchase payments less prior withdrawals ($5,000-$2,000-$5,000<0). Hence the free withdrawal amount is $4,000.
      Therefore, $3,000 of the $7,000 partial withdrawal will be subject to a withdrawal charge and result in purchase payments being liquidated. The remaining unliquidated purchase payments are $45,000.

(d) The free withdrawal amount is zero since the contract has negative accumulated earnings ($44,000-$45,000) and the full 10% of purchase payments ($5,000) has already been utilized. The full amount of $8,000 will result in purchase payments being liquidated subject to a withdrawal charge. At the beginning of the next contract year the full 10% of purchase payments would be available again for withdrawal requests during that year.

                                   APPENDIX D

                               STATE PREMIUM TAXES

Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax adviser should be consulted.

                                                           TAX RATE

                                                  QUALIFIED        NON-QUALIFIED
STATE                                             CONTRACTS          CONTRACTS
-----                                             ---------        -------------
CALIFORNIA..................................         0.50%              2.35%
MAINE.......................................         0.00%              2.00%
NEVADA......................................         0.00%              3.50%
PUERTO RICO.................................         1.00%              1.00%
SOUTH DAKOTA*...............................         0.00%              1.25%
WEST VIRGINIA...............................         1.00%              1.00%
WYOMING.....................................         0.00%              1.00%

*Premium tax paid upon receipt of premium (no tax at annuitization if tax paid on premium at issue).

                                   APPENDIX E

                        PENNSYLVANIA MAXIMUM MATURITY AGE

For all contracts issued in Pennsylvania the maximum maturity age based upon the issue age of the annuitant is as follows:

           ISSUE AGE                         MAXIMUM MATURITY AGE
           ---------                         --------------------
           70 or less                                 85
             71-75                                    86
             76-80                                    88
             81-85                                    90
             86-90                                    93
             91-93                                    96
             94-95                                    98
             96-97                                    99
             98-99                                   101
            100-101                                  102
              102                                    103
              103                                    104
              104                                    105
              105                                    106

      It is required that the annuitant exercise a settlement annuity option no later than the maximum maturity age stated above. For example an annuitant age 60 at issue must exercise a settlement option prior to the attainment of age 86. We will use the issue age of the youngest named annuitant in the determination of the required settlement option date.

      If contracts are issued with annuitants over age 96, a withdrawal charge could be imposed if they terminate the contract rather than elect a settlement option upon attainment of the maximum maturity age. This is a result of the restrictions by Pennsylvania in combination with the 3-year withdrawal charge schedule of the contract.

                                   APPENDIX F

                         PRIOR CONTRACTS (VV CONTRACTS)

PRIOR CONTRACTS

      This Appendix sets forth the principal differences between the contract offered by this Prospectus and a class of variable annuity contract that we offer in the state of Washington ("PRIOR CONTRACTS" or "VV CONTRACTS") and which were previously sold in other states during the period April, 1993 to March, 1998. The principal differences between the contract offered by this Prospectus and the VV contract relate to the death benefit provisions.

DEATH BENEFIT PROVISIONS UNDER PRIOR CONTRACTS

Death of Last Surviving Annuitant (Where the Annuitant Was Not an Owner)

      We will pay the minimum death benefit (minus any unpaid loans) to the beneficiary if:

      -     the annuitant dies before the maturity date,

      -     the annuitant is not an owner,

      -     there is no surviving co-annuitant, and

      -     no owner of the contract is a non-natural person.

If any owner of the contract is a non-natural person, the death or change of any annuitant is treated as the death of an owner. The beneficiary may elect to:

      - receive payment (either as a lump sum or in accordance with any annuity option described in the contract) or

      - continue the contract, as its owner, with the contract value on the date due proof of death and all required claim forms are received, equal to the minimum death benefit.

An election to receive the minimum death benefit under an annuity option must be made within 60 days after the date on which the death benefit first becomes payable. In general, a beneficiary who continues the contract will nonetheless be treated for Federal income tax purposes as if he or she had received the minimum death benefit.

Death of Owner

      Deceased Owner (Who was the Last-Surviving Annuitant): We will pay the minimum death benefit, less any unpaid loans, to the beneficiary if:

      -     an owner dies before the maturity date,

      -     the deceased owner is an annuitant, and

      -     there is no surviving co-annuitant.

If the contract is a non-qualified contract, after the owner's death, the beneficiary's entire interest must be distributed within five years unless:

      - the beneficiary elects to receive his or her interest as an annuity which begins within one year of the owner's death and is paid over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy or

      - the beneficiary is the deceased owner's surviving spouse and elects to continue the contract, as its owner, with the contract value on the date due proof of death and all required claim forms are received, equal to the minimum death benefit.

An election to receive the minimum death benefit as an annuity must be made within 60 days after the date on which the death benefit first becomes payable If the spouse continues the contract, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as the owner, dies. For purposes of this paragraph, in determining the minimum death benefit, withdrawal charges (applicable when an annuitant either dies after the first of the month following his or her 85th birthday or when the annuitant had attained age 81 or greater on the contract date -- see "Minimum Death Benefit") will be taken into account, but only when the minimum death benefit is paid and only if such charges would have applied if the payment had been made to the deceased owner at that time.

      Deceased Owner (Who was Not the Last-Surviving Annuitant and There Are No Surviving Owners):

      If:

      -     an owner dies before the maturity date,

      -     any annuitant survives, and

      -     there are no surviving owners,

we will transfer the interest in the contract to the successor owner (the person, persons, or entity to become the contract owner if the contract owner dies prior to the maturity date). If the contract is a non-qualified contract, after the owner's death, the successor owner's entire interest in the contract must be distributed within five years unless:

      - the successor owner elects to receive payment of the interest in the contract as an annuity which begins within one year of the owner's death and is paid over the successor owner's life or over a period not extending beyond the successor owner's life expectancy or

      - the successor owner is the deceased owner's surviving spouse and elects to continue the contract, as its owner, with the contract value on the date due proof of death and all required claim forms are received, equal to the interest in the contract.

An election to receive the interest in the contract as an annuity must be made within 60 days after the date on which the death benefit first becomes payable. If the spouse continues the contract, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as the owner, dies. If the deceased contract owner had not attained age 81 on the contract date, the interest in the contract equals the contract value. If the deceased contract owner had attained age 81 on the contract date, the interest in the contract also equals the contract value, but such interest may be subject to applicable withdrawal charges when any amounts are actually paid. The successor owner's right to the interest in the contract does not affect the annuitant designations in the contract, although the successor owner may change such designations after acquiring the interest in the contract.

      Deceased Owner (Who was Not the Last-Surviving Annuitant and There Are Surviving Owners):

      If :

      -     an owner dies before the maturity date,

      -     any annuitant survives, and

      -     there is a surviving owner,

we will transfer the interest in the contract to the surviving owner. The amount of this interest and the rights and restrictions attendant to this transfer are the same as those described in the immediately preceding paragraph, except that "surviving owner" should be substituted for "successor owner," wherever these terms appear.

      Non-Natural Owners: If any owner of a non-qualified contract is not an individual, the death or change of any annuitant will be treated as the death of an owner (who was not the last-surviving annuitant), unless the last-surviving annuitant has actually died in which case the death will be treated as the death of an owner (who is the last-surviving annuitant).

      Application of Distributed Amounts Towards the Purchase of a New Contract:
A beneficiary, successor owner, or surviving owner, as the case may be, may apply amounts required to be distributed towards the purchase of a new contract. In general, if such distributed amounts are so applied, the beneficiary, successor owner, or surviving owner will be treated for Federal income tax purposes as if he or she had received these distributed amounts.

Minimum Death Benefit

      If the last surviving annuitant dies on or before the first of the month following his or her 85th birthday and had an attained age of less than 81 years on the contract date, the minimum death benefit will be equal to the greater of:

      - the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or

      -     the excess of

            - the sum of each purchase payment accumulated daily, at the equivalent of 5% per year, starting on the date each purchase payment is allocated to the contract, with a maximum accumulation of two times each purchase payment, over

            - the sum of each withdrawal or annuitized amount, including any applicable withdrawal charges, accumulated daily at a rate equivalent to 5% per year, starting as of the date of each such withdrawal or annuitization, with a maximum accumulation of two times each such withdrawal or annuitization amount.

      If the last surviving annuitant dies after the -first of the month following his or her 85th birthday and had an attained age of less than 81 years on the contract date, the minimum death benefit will be equal to the greater of:

      - the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or

      -     the excess of:

            -     the sum of all purchase payments over

            - the sum of any amounts deducted in connection with partial withdrawals.

      If the last surviving annuitant dies and the Annuitant had an attained age of 81 or greater on the contract date, the minimum death benefit payable on due proof of death and receipt of all required claim forms will equal the amount payable on total withdrawal.

OTHER CONTRACT PROVISIONS

Annuity Tables Assumed Interest Rate

      A 4% assumed interest rate is built into the annuity tables in the prior contract used to determine the first variable annuity payment to be made under that contract.

FIXED ACCOUNT MINIMUM INTEREST GUARANTEE

      The minimum interest rate to be credited for any guarantee period under the fixed portion of the prior contracts is 4%. If a withdrawal is deferred for more than 30 days, we will pay interest on the amount deferred at a rate not less than 4% per year (or a higher rate if required by applicable law).

      The fixed account is not available to contracts issued in the state of Washington.

          TABLE OF ACCUMULATION UNIT VALUES RELATING TO PRIOR CONTRACTS


SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR            END OF YEAR
Internet Technologies
2000                               $12.500000             $6.954217               16,406.933

Pacific Rim Emerging Markets
1997                               $12.500000             $8.160547               34,627.016
1998                                 8.160547              7.656925               41,134.511
1999                                 7.656925             12.267100               59,652.978
2000                                12.267100              9.126236               59,729.361

Science & Technology
1997                               $12.500000            $13.613317              135,733.204
1998                                13.613317             19.191525              213,834.441
1999                                19.191525             37.660683              439,623.047
2000                                37.660683             24.427405              399,662.222

International Small Cap
1996                               $12.500000            $13.465203              233,342.969
1997                                13.465203             13.348864              450,429.209
1998                                13.348864             14.687879              346,668.259
1999                                14.687879             26.718058              297,099.270
2000                                26.718058             18.618300              163,503.021

Aggressive Growth
1997                               $12.500000            $12.296448               90,240.319
1998                                12.296448             12.617679              148,710.766
1999                                12.617679             16.504105              160,483.979
2000                                16.504105             16.721411              129,992.658

Emerging Small Company
1997                               $12.500000            $14.537900              102,965.388
1998                                14.537900             14.310172              102,715.794
1999                                14.310172             24.427201              122,829.358
2000                                24.427201             22.995348               86,640.644

Small Company Blend
1999                               $12.500000            $15.895877               26,632.075
2000                                15.895877             12.549695              179,838.328

Dynamic Growth
2000                               $12.500000              7.894008               66,012.928

Mid Cap Stock
1999                               $12.500000            $12.462837               12,667.874
2000                                12.462837             11.772975               29,040.744

All Cap Growth
1996                               $12.500000            $13.188627              283,880.941
1997                                13.188627             14.952186              958,265.084
1998                                14.952186             18.869029              803,736.602
1999                                18.869029             26.855000              771,866.732
2000                                26.855000             23.566248              460,836.572

Overseas
1995                               $10.000000            $10.528678              178,852.062
1996                                10.528678             11.660474              687,006.606
1997                                11.660474             11.460078              955,856.892
1998                                11.460078             12.168562              832,545.108
1999                                12.168562             16.833813              707,261.234
2000                                16.833813             13.458771              524,346.798

International Stock
1997                               $12.500000            $12.620816              152,757.810
1998                                12.620816             14.265882              164,021.287
1999                                14.265882             18.202233              171,066.912
2000                                18.202233             14.938063              118,546.190

International Value
1999                               $12.500000             $12.83881               52,564.605
2000                                 12.83881             11.813131               55,613.361

Capital Appreciation
2000                                $12.50000             10.941194                3,346.922

Strategic Opportunities(B)
1994                               $10.675585            $10.965867               36,324.491
1995                                10.965867             15.402974              663,652.478
1996                                15.402974             18.199588            2,871,862.671
1997                                18.199588             21.347335            3,250,746.116
1998                                21.347335             22.973151            2,667,318.668
1999                                22.973151             28.867552            1,969,128.617
2000                                28.867552             26.586905            1,149,910.020

SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR            END OF YEAR
Global Equity
1994                               $13.117996            $12.153179               49,050.593
1995                                12.153179             12.872711              361,285.266
1996                                12.872711             14.257610            2,854,082.412
1997                                14.257610             16.941296            3,095,669.746
1998                                16.941296             18.706100            2,651,804.343
1999                                18.706100             19.073534            2,058,275.152
2000                                19.073534             21.049744            1,342,186.517

Growth
1996                               $12.500000            $13.711434               59,459.482
1997                                13.711434             16.906185              241,081.231
1998                                16.906185             20.612746              237,044.423
1999                                20.612746             27.818889              392,471.271
2000                                27.818889             19.897782              258,472.327

Large Cap Growth
1994                               $10.444531            $10.303433                7,523.248
1995                                10.303433             12.443644               67,382.620
1996                                12.443644             13.829135              407,378.669
1997                                13.829135             16.200363              420,740.164
1998                                16.200363             18.982681              407,475.288
1999                                18.982681             23.393391              417,856.885
2000                                23.393391             19.733542              329,797.998

Quantitative Equity
1997                               $12.500000            $16.067235               37,093.601
1998                                16.067235             19.968902               79,660.211
1999                                19.968902             24.022598              119,064.802
2000                                24.022598             25.119884              163,661.087

Blue Chip Growth
1994                               $ 9.145044            $ 9.280989               18,796.455
1995                                 9.280989             11.551552              274,368.201
1996                                11.551552             14.303631            1,496,909.237
1997                                14.303631             17.859518            2,019,046.153
1998                                17.859518             22.573222            1,961,275.725
1999                                22.573222             26.518360            1,756,878.003
2000                                26.518360             25.365287            1,092,042.714

Real Estate Securities
1997                               $12.500000            $14.912035              136,253.215
1998                                14.912035             12.255908              187,493.937
1999                                12.255908             11.090818              133,707.917
2000                                11.090818             13.714476               87,465.358

Small Company Value
1997                               $12.500000            $11.890948               64,896.994
1998                                11.890948             11.143828              136,031.616
1999                                11.143828             11.837890              110,833.955
2000                                11.837890             12.335633              156,651.937

Value
1997                               $12.500000            $15.019763              189,688.364
1998                                15.019763             14.519332              291,736.295
1999                                14.519332             13.883152              230,494.539
2000                                13.883152             17.011828               94,623.664

Tactical Allocation
2000                               $12.500000             11.970334                3,549.851

Growth & Income
1994                               $10.576574            $10.436393               24,644.881
1995                                10.436393             13.263871              448,739.926
1996                                13.263871             16.024067            2,888,470.321
1997                                16.024067             20.936844            3,683,351.338
1998                                20.936844             26.056725            3,517,115.549

1999                                26.056725             30.467742            3,324,063.963
2000                                30.467742             27.835602            1,966,797.615
U.S. Large Cap Value
1999                               $12.500000            $12.700198              144,388.409
2000                               12.7100198             12.840714              205,372.918

SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR            END OF YEAR
Equity-Income
1994                               $10.844086            $10.578121               31,102.019
1995                                10.578121             12.870851              375,815.524
1996                                12.870851             15.172018            2,075,876.729
1997                                15.172018             19.357272            2,755,727.059
1998                                19.357272             20.794388            2,465,922.102
1999                                20.794388             21.149570            1,965,890.905
2000                                21.149570             23.507739            1,116,961.714

Income & Value
1994                               $10.269505            $10.156264               19,952.394
1995                                10.156264             12.056663              205,665.149
1996                                12.056663             13.039212            1,358,995.894
1997                                13.039212             14.861563            1,405,589.059
1998                                14.861563             16.824988            1,219,676.937
1999                                16.824988             17.986686            1,125,825.714
2000                                17.986686             18.566934              711,329.399

Balanced
1997                               $12.500000            $14.573591               43,507.584
1998                                14.573591             16.377624              106,132.643
1999                                16.377624             15.843343               84,860.215
2000                                15.843343             14.130567               76,172.930

High Yield
1997                               $12.500000            $13.856003              159,593.993
1998                                13.856003             14.008370              235,174.727
1999                                14.008370             14.881850              210,283.790
2000                                14.881850             13.326181              153,672.676

Strategic Bond
1994                               $10.132498            $ 9.897404                9,621.542
1995                                 9.897404             11.607403              146,877.133
1996                                11.607403             13.093621              687,006.604
1997                                13.093621             14.293477            1,309,575.793
1998                                14.293477             14.243718            1,158,904.476
1999                                14.243718             14.321908            1,054,279.029
2000                                14.321908             15.128283              402,747.261

Global Bond
1994                               $10.345362            $10.262238                6,324.370
1995                                10.262238             12.434811              108,887.995
1996                                12.434811             13.821405            1,152,443.822
1997                                13.821405             13.995892            1,043,390.432
1998                                13.995892             14.814388              832,754.874
1999                                14.814388             13.599529              604,727.661
2000                                13.599529             13.602454              407,387.684

Total Return
1999                                12.500000             12.235367              102,148.881
2000                                12.235367             13.348487               93,235.107

Investment Quality Bond
1994                               $ 9.785855            $ 9.713969                5,980.272
1995                                 9.713969             11.417606              143,843.254
1996                                11.417606             11.519237              727,979.095
1997                                11.519237             12.435620              880,259.981
1998                                12.435620             13.299876              792,835.875
1999                                13.299876             12.847911              638,266.213
2000                                12.847911             13.826642              362,949.743

Diversified Bond
1994                               $10.124972            $10.050011                2,989.757
1995                                10.050011             11.672867              123,692.494
1996                                11.672867             12.287873              661,002.839
1997                                12.287873             13.469181              759,271.964

1998                                13.469181             14.663990              604,747.668
1999                                14.663990             14.527388              490,754.770
2000                                14.527388             15.765628              300,463.926

SUB-ACCOUNT                       UNIT VALUE AT        UNIT VALUE AT        NUMBER OF UNITS AT
                                 START OF YEAR(A)       END OF YEAR            END OF YEAR
U.S. Government Securities
1994                               $10.033365            $ 9.968713               17,964.448
1995                                 9.968713             11.333420              218,996.714
1996                                11.333420             11.522857              909,658.556
1997                                11.522857             12.294922              963,718.317
1998                                12.294922             12.999698              941,111.101
1999                               12.999698              12.757839              725,036.390
2000                               12.757839              13.913787              420,833.579
Money Market
1994                               $10.172129            $10.290731               46,595.747
1995                                10.290731             10.692803              282,116.623
1996                                10.692803             11.048244            1,414,861.094
1997                                11.048244             11.427217            1,688,484.012
1998                                11.427217             11.811952            1,585,641.987
1999                                11.811952             12.153141            3,130,591.073
2000                                12.153141             12.657686            1,761,869.731

Small Cap Index
2000                                $12.50000             11.577217                1,512.641
International Index
2000                                $12.50000             11.148798                2,410.105
Mid Cap Index
2000                                $12.50000             13.250096                  980.287
Total Stock Market Index
2000                                $12.50000             11.123861                  498.418
500 Index
2000                                $12.50000             11.182275               35,793.642
Lifestyle Aggressive 1000
1997                               $12.500000            $13.635694               16,912.665
1998                                13.635694             14.064128               35,287.822
1999                                14.064128             15.855076               20,252.890
2000                                15.855076             14.799593                7,113.417
Lifestyle Growth 820
1997                               $12.500000            $13.998474              296,965.327
1998                                13.998474             14.623605              482,081.492
1999                                14.623605             16.767184              336,530.505
2000                                16.767184             16.001947              129,077.985
Lifestyle Balanced 640
1997                               $12.500000            $14.031517              217,585.010
1998                                14.031517             14.591457              271,046.864
1999                                14.591457             16.136115              129,605.695
2000
Lifestyle Moderate 460
1997                               $12.500000            $13.981923              143,237.634
1998                                13.981923             15.096548              197,638.622
1999                                15.096548             16.021927              179,659.697
2000                                16.021927             16.431521              131,685.302
Lifestyle Conservative 280
1997                               $12.500000            $13.790807               17,023.204
1998                                13.790807             14.950846               74,057.315
1999                                14.950846             15.324704               70,653.704
2000                                15.324704             16.235059               27,452.957



(A) Units under this series of contracts were first credited under the sub-accounts on April 1, 1993, except in the case of:

      -     Overseas Trust where units were first credited on January 9, 1995;

      - Mid Cap Growth and International Small Cap Trusts where units were first credited on March 4, 1996;

      -     Growth Trust where units were first credited on July 15, 1996;

      - Pacific Rim Emerging Markets, Science & Technology, Aggressive Growth, Emerging Small Company, International Stock, Quantitative Equity, Real Estate Securities, Value, Balanced, and High Yield Trusts where units were first credited on January 1, 1997;

      - Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, and Lifestyle Conservative 280 Trusts where units were first credited on January 7, 1997;

      - Small Company Value Trust where units were first credited on October 1, 1997; and


      - Small Company Blend, Mid Cap Stock, International Value, U.S. Large Cap Value and Total Return Trusts where units were first credited on May 1, 1999.

      - Internet Technologies, Dynamic Growth, Tactical Allocation, Small Cap Index, International Index, Mid Cap Index, Total Stock Market Index and 500 Index where units were first credited on May 1, 2000.

      - Capital Appreciation Trust where units were first credited on November 1, 2000.

(B) Formerly, Mid Cap Blend.

                                   APPENDIX G

                              QUALIFIED PLAN TYPES

      Set forth below are brief descriptions of the types of qualified plans in connection with which we will issue contracts. Certain potential tax consequences associated with use of the contract in connection with qualified plans are also described. Persons intending to use the contract in connection with qualified plans should consult their tax advisor.

      Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. The contract may not, however be used in connection with an "Education IRA" under Section 530 of the Code.

      IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid and the contract value. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the contract's death benefit could be viewed as providing life insurance coverage with the result that the contract would not be viewed as satisfying the requirements of an IRA. "The Company is seeking approval from the IRS of the use of such death benefits in contracts issued as IRAs. There is no assurance that such approval will be given."

      Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the treatment of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SEP-IRAs).

      SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SIMPLE IRAs).

      Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.

      Among the differences is that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the owner was made. Second, the distribution must be:

      -     made after the owner attains age 59-1/2;

      -     made after the owner's death;

      -     attributable to the owner being disabled; or

      -     a qualified first-time homebuyer distribution within the meaning of
            Section 72(t)(2)(F) of the Code.

      In addition, distributions from Roth IRAs need not commence when the owner attains age 70-1/2 . A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA, but a Roth IRA may not accept rollover contributions from other qualified plans.

      As described above (see "Individual Retirement Annuities"), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which include Roth IRAs). Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA.

      Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts in order to provide benefits under the plans. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants.

      Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts. In particular, purchasers should consider that the contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." If so, the contract owner could be deemed to receive currently taxable income. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

      Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

      - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

      -     earnings on those contributions, and

      - earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989.

These amounts can be paid only if the employee has reached age 59-1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the contract value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

      Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.

                                    PART B



                           INFORMATION REQUIRED IN A

                      STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION


      THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H


                                       OF


                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


                  FLEXIBLE PURCHASE PAYMENT INDIVIDUAL DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING

















      This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company (U.S.A.) at the mailing address of the Annuity Service Office, P.O. Box 9230, Boston, Massachusetts 02205-9230 or telephoning (800) 344-1029.



      The date of this Statement of Additional Information is January 1, 2002.





                The Manufacturers Life Insurance Company (U.S.A.)
                               500 Boylston Street
                        Boston, Massachusetts 02116-3739
                                 (617) 663-3000
                                 (800) 344-1029





VISION.SAI5/02(MLIM)

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

General Information and History..................................           3
Performance Data.................................................           3
Services
     Independent Auditors........................................          15
     Servicing Agent.............................................          15
     Principal Underwriter.......................................          16
Audited Financial Statements.....................................          17

                         GENERAL INFORMATION AND HISTORY


      The Manufacturers Life Insurance Company (U.S.A.) Separate Account H (the "VARIABLE ACCOUNT") is a separate investment account of The Manufacturers Life Insurance Company (U.S.A.) ("WE" or "US" or "Manulife U.S.A."). We are a stock life insurance company organized under the laws of Delaware in 1979. Our principal office is located at 500 Boylston Street, Suite 400, Boston, Massachusetts 02116-3739. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and it subsidiaries, collectively known as Manulife Financial.



      The Variable Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into Manulife U.S.A. As a result of this merger, Manulife U.S.A. became the owner of all of Manulife North America's assets, including the assets of the Variable Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocations among investment options.


      Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                PERFORMANCE DATA

      Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both:

      -     redemption at the end of the time period, and


      -     no redemption at the end of the time period.


Standardized figures include total return figures from:

      - the inception date of the sub-account of the Variable Account which invests in the portfolio, or

      -     ten years, whichever period is shorter.


Non-standardized figures include total return figures from:


      -     inception date of the portfolio, or

      -     ten years, whichever period is shorter.


      Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods, and where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate total return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.


      In calculating standardized return figures, all recurring charges (all asset charges - mortality and expense risk fees, administrative fees, and distribution fees) are reflected, and the asset charges are reflected in changes in unit values. Standardized total return figures will be quoted assuming redemption at the end of the period. Non-standardized total return figures reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns. Non-standardized total return figures not reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period and do not reflect deduction of the annual contract fee. We believe such non-standardized figures not reflecting redemptions at the end of the time period are useful to contract owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual contract owner.


      For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts offered by us or Manulife North America, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc.) into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.




                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000
                 FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 1, 1996


                                                                            SINCE INCEPTION
                                                                               OR 10 YEARS,      INCEPTION
PORTFOLIO                                     1 YEAR              5 YEAR   WHICHEVER IS SHORTER     DATE(A)
------------------------------------------------------------------------------------------------------------------
Internet Technologies                            N/A                N/A           -45.74%          05/01/00
Pacific Rim Emerging Markets                 -27.54%                N/A            -7.56%          01/01/97
Science & Technology                         -36.78%                N/A            18.23%          01/01/97
International Small Cap                      -32.11%                N/A             8.60%          03/04/96
Aggressive Growth                             -1.42%                N/A             7.55%          01/01/97
Emerging Small Company                        -8.39%                N/A            16.46%          01/01/97
Small Company Blend                          -23.12%                N/A            -1.40%          05/03/99
Dynamic Growth                                   N/A                N/A           -38.44%          05/01/00
Mid Cap Stock                                 -8.07%                N/A            -5.10%          05/03/99
All Cap Growth                               -14.58%                N/A            14.03%          03/04/96
Overseas                                     -22.15%               5.03%            5.09%          01/09/95
International Stock                          -20.09%                N/A             4.56%          01/01/97
International Value                          -10.45%                N/A            -4.90%          05/03/99
Capital Appreciation                             N/A                N/A           -14.80%          11/01/00
Strategic Opportunities (C)                  -10.36%              11.54%           12.83%(B)       06/18/85
Global Equity                                  7.36%              10.34%            9.40%(B)       03/18/88
Growth                                       -30.32%                N/A            10.97%          07/15/96
Large Cap Growth                             -17.88%               9.66%           10.08%(B)       08/03/89
Quantitative Equity                            1.73%                N/A            19.06%          01/01/97
Blue Chip Growth                              -6.92%              17.04%           11.49%          12/11/92
Real Estate Securities                        20.66%                N/A             2.35%          01/01/97
Small Company Value                            1.38%                N/A            -0.41%          10/01/97
Value                                         19.54%                N/A             8.01%          01/01/97

Tactical Allocation                              N/A                N/A            -6.81%         05/01/00
Growth & Income                              -11.08%              15.98%           13.64%         04/23/91
U.S. Large Cap Value                          -1.63%                N/A            -0.03%         05/03/99
Equity-Income                                  8.15%              12.80%           12.10%         02/19/93
Income & Value                                 0.43%               9.02%            9.30%(B)      08/03/89
Balanced                                     -13.19%                N/A             3.11%         01/01/97
High Yield                                   -12.84%                N/A             1.61%         01/01/97
Strategic Bond                                 2.76%               5.44%            5.40%         02/19/93
Global Bond                                   -2.68%               1.81%            5.13%(B)      03/18/88
Total Return                                   6.12%               N/A              2.31%         05/03/99
Investment Quality Bond                        4.69%               3.90%            5.69%(B)      06/18/85
Diversified Bond                               5.57%               6.20%            7.20%(B)      08/03/89
U.S. Government Securities                     6.09%               4.19%            5.33%(B)      03/18/88
Money Market                                   1.33%               3.43%            2.98%(B)      06/18/85
Small Cap Index                                 N/A                 N/A            -9.86%         05/01/00
International Index                             N/A                 N/A           -13.19%         05/01/00
Mid Cap Index                                   N/A                 N/A             3.12%         05/01/00
Total Stock Market Index                        N/A                 N/A           -13.38%         05/01/00
500 Index                                       N/A                 N/A           -12.93%         05/01/00
Lifestyle Aggressive 1000                     -9.16%                N/A             4.34%         01/07/97
Lifestyle Growth 820                          -7.13%                N/A             6.40%         01/07/97
Lifestyle Balanced 640                        -1.87%                N/A             6.85%         01/07/97
Lifestyle Moderate 460                        -0.22%                N/A             7.11%         01/07/97
Lifestyle Conservative 280                     3.06%                N/A             6.79%         01/07/97
Merrill Lynch Small Cap Value                  9.70%                N/A             5.58%         10/13/97
Focus - Class B
Merrill Lynch Basic Value                     13.59%                N/A            12.38%         10/13/97
Focus - Class B
Merrill Lynch Developing Capital             -31.79%                N/A           -12.52%         10/13/97
Markets Focus - Class B

(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B)   10 year average annual return.

(C)   Formerly, Mid Cap Blend

             NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000
                FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 1, 1996


                                                                             SINCE INCEPTION
                                                                               OR 10 YEARS,
                                                                                WHICHEVER IS            INCEPTION
PORTFOLIO                                      1 YEAR             5 YEAR           SHORTER                  DATE
---------------------------------------------------------------------------------------------------------------------
Internet Technologies                             N/A                N/A            -45.74%              05/01/00
Pacific Rim Emerging Markets(A)                -27.54%             -4.79%            -3.34%              10/04/94
Science & Technology                           -36.78%               N/A             18.23%              01/01/97
International Small Cap                        -32.11%               N/A              8.60%              03/04/96
Aggressive Growth                               -1.42%               N/A              7.55%              01/01/97
Emerging Small Company                          -8.39%               N/A             16.46%              01/01/97
Small Company Blend                            -23.12%               N/A             -1.40%              05/03/99
Dynamic Growth                                    N/A                N/A            -38.44%              05/01/00
Mid Cap Stock                                   -8.07%               N/A             -5.10%              05/03/99
All Cap Growth                                 -14.58%               N/A             14.03%              03/04/96
Overseas                                       -22.15%              5.03%             5.09%              01/09/95
International Stock                            -20.09%               N/A              4.56%              01/01/97
International Value                            -10.45%               N/A             -4.90%              05/03/99
Capital Appreciation                              N/A                N/A            -14.80%              11/01/00
Strategic Opportunities(C)                     -10.36%             11.54%            12.83%(B)           06/18/85
Global Equity                                    7.36%             10.34%             9.40%(B)           03/18/88
Growth                                         -30.32%               N/A             10.97%              07/15/96
Large Cap Growth                               -17.88%              9.66%            10.08%(B)           08/03/89
Quantitative Equity(A)                           1.73%             18.29%            15.25%(B)           04/30/87
Blue Chip Growth                                -6.92%             17.04%            11.49%              12/11/92
Real Estate Securities(A)                       20.66%              7.25%            11.87%(B)           04/30/87
Small Company Value                              1.38%               N/A             -0.41%              10/01/97
Value                                           19.54%               N/A              8.01%              01/01/97
Tactical Allocation                               N/A                N/A             -6.81%              05/01/00
Growth & Income                                -11.08%             15.98%            13.64%              04/23/91
U.S. Large Cap Value                            -1.63%               N/A             -0.03%              05/03/99
Equity-Income                                    8.15%             12.80%            12.10%              02/19/93
Income & Value                                   0.43%              9.02%             9.30%(B)           08/03/89
Balanced                                       -13.19%               N/A              3.11%              01/01/97

High Yield                                     -12.84%               N/A              1.61%              01/01/97
Strategic Bond                                   2.76%              5.44%             5.40%              02/19/93
Global Bond                                     -2.68%              1.81%             5.13%(B)           03/18/88
Total Return                                     6.12%               N/A              2.31%              05/03/99
Investment Quality Bond                          4.69%              3.90%             5.69%(B)           06/18/85
Diversified Bond                                 5.57%              6.20%             7.20%(B)           08/03/89
U.S. Government Securities                       6.09%              4.19%             5.33%(B)           03/18/88
Money Market                                     1.33%              3.43%             2.98%(B)           06/18/85
Small Cap Index                                   N/A                N/A             -9.86%              05/01/00
International Index                               N/A                N/A            -13.19%              05/01/00
Mid Cap Index                                     N/A                N/A              3.12%              05/01/00
Total Stock Market Index                          N/A                N/A            -13.38%              05/01/00
500 Index                                         N/A                N/A            -12.93%              05/01/00
Lifestyle Aggressive 1000                       -9.16%               N/A              4.34%              01/07/97
Lifestyle Growth 820                            -7.13%               N/A              6.40%              01/07/97
Lifestyle Balanced 640                          -1.87%               N/A              6.85%              01/07/97
Lifestyle Moderate 460                          -0.22%               N/A              7.11%              01/07/97
Lifestyle Conservative 280                       3.06%               N/A              6.79%              01/07/97
Merrill Lynch Small Cap Value
Focus - Class B                                  9.70%               N/A              5.58%              10/13/97
Merrill Lynch Basic Value
Focus - Class B                                 13.59%               N/A             12.38%              10/13/97
Merrill Lynch Developing Capital
Markets Focus - Class B                        -31.79%               N/A           -12.52%               10/13/97


(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B)   10 year average annual return.

(C)   Formerly, Mid Cap Blend.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000
                 FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 1, 1996


                                                                                SINCE INCEPTION
                                                                                  OR 10 YEARS,           INCEPTION
PORTFOLIO                                     1 YEAR            5 YEAR         WHICHEVER IS SHORTER         DATE
-------------------------------------------------------------------------------------------------------------------
Internet Technologies                           N/A                 N/A            -44.37%                05/01/00
Pacific Rim Emerging Markets(A)              -25.60%              -4.79%            -3.34%                10/04/94
Science & Technology                         -35.14%                N/A             18.23%                01/01/97
International Small Cap                      -30.32%                N/A              8.60%                03/04/96
Aggressive Growth                              1.32%                N/A              7.55%                01/01/97
Emerging Small Company                        -5.86%                N/A             16.46%                01/01/97
Small Company Blend                          -21.05%                N/A              0.24%                05/03/99
Dynamic Growth                                   N/A                N/A            -36.85%                05/01/00
Mid Cap Stock                                 -5.54%                N/A             -3.53%                05/03/99
All Cap Growth                               -12.25%                N/A             14.03%                03/04/96
Overseas                                     -20.05%               5.03%             5.09%                01/09/95
International Stock                          -17.93%                N/A              4.56%                01/01/97
International Value                           -7.99%                N/A             -3.34%                05/03/99
Capital Appreciation                             N/A                N/A            -12.47%                11/01/00
Strategic Opportunities(C)                    -7.90%              11.54%            12.83%(B)             06/18/85
Global Equity                                 10.36%              10.34%             9.40%(B)             03/18/88
Growth                                       -28.47%                N/A             10.97%                07/15/96
Large Cap Growth                             -15.64%               9.66%            10.08%(B)             08/03/89
Quantitative Equity(A)                         4.57%              18.29%            15.25%(B)             04/30/87
Blue Chip Growth                              -4.35%              17.04%            11.49%                12/11/92
Real Estate Securities(A)                     23.66%               7.25%            11.87%(B)             04/30/87
Small Company Value                            4.20%               N/A              -0.41%                10/01/97
Value                                         22.54%               N/A               8.01%                01/01/97
Tactical Allocation                             N/A                N/A              -4.24%                05/01/00
Growth & Income                               -8.64%              15.98%            13.64%                04/23/91
U.S. Large Cap Value                           1.11%               N/A               1.63%                05/03/99
Equity-Income                                 11.15%              12.80%            12.10%                02/19/93
Income & Value                                 3.23%               9.02%             9.30%(B)             08/03/89
Balanced                                     -10.81%                N/A              3.11%                01/01/97

High Yield                                   -10.45%                N/A              1.61%                01/01/97
Strategic Bond                                 5.63%               5.44%             5.40%                02/19/93
Global Bond                                    0.02%               1.81%             5.13%(B)             03/18/88
Total Return                                   9.10%                N/A              4.02%                05/03/99
Investment Quality Bond                        7.62%               3.90%             5.69%(B)             06/18/85
Diversified Bond                               8.52%               6.20%             7.20%(B)             08/03/89
U.S. Government Securities                     9.06%               4.19%             5.33%(B)             03/18/88
Money Market                                   4.15%               3.43%             2.98%(B)             06/18/85
Small Cap Index                                 N/A                 N/A             -7.38%                05/01/00
International Index                             N/A                 N/A            -10.81%                05/01/00
Mid Cap Index                                   N/A                 N/A              6.00%                05/01/00
Total Stock Market Index                        N/A                 N/A            -11.01%                05/01/00
500 Index                                       N/A                 N/A            -10.54%                05/01/00
Lifestyle Aggressive 1000                     -6.66%                N/A              4.34%                01/07/97
Lifestyle Growth 820                          -4.56%                N/A              6.40%                01/07/97
Lifestyle Balanced 640                         0.86%                N/A              6.85%                01/07/97
Lifestyle Moderate 460                         2.56%                N/A              7.11%                01/07/97
Lifestyle Conservative 280                     5.94%                N/A              6.79%                01/07/97
Merrill Lynch Small Cap Value                 12.70%                N/A              5.58%                10/13/97
Focus - Class B
Merrill Lynch Basic Value                     16.59%                N/A             12.38%                10/13/97
Focus - Class B
Merrill Lynch Developing Capital             -29.99%                N/A            -12.52%                10/13/97
Markets Focus - Class B

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B)   10 year average annual return.

(C)   Strategic Opportunities.

                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000
                FOR CONTRACTS ISSUED ON OR AFTER NOVEMBER 1, 1996

                                                                                SINCE INCEPTION
                                                                                  OR 10 YEARS,     INCEPTION
PORTFOLIO                                    1 YEAR          5 YEAR         WHICHEVER IS SHORTER    DATE(A)
---------------------------------------------------------------------------------------------------------------
Internet Technologies                           N/A            N/A                 -44.37%          05/01/00
Pacific Rim Emerging Markets                 -25.60%           N/A                  -7.56%          01/01/97
Science & Technology                         -35.14%           N/A                  18.23%          01/01/97
International Small Cap                      -30.32%           N/A                   8.60%          03/04/96
Aggressive Growth                              1.32%           N/A                   7.55%          01/01/97
Emerging Small Company                        -5.86%           N/A                  16.46%          01/01/97
Small Company Blend                          -21.05%           N/A                   0.24%          05/03/99
Dynamic Growth                                  N/A            N/A                 -36.85%          05/01/00
Mid Cap Stock                                 -5.54%           N/A                  -3.53%          05/03/99
All Cap Growth                               -12.25%           N/A                  14.03%          03/04/96
Overseas                                     -20.05%          5.03%                  5.09%          01/09/95
International Stock                          -17.93%           N/A                   4.56%          01/01/97
International Value                           -7.99%           N/A                  -3.34%          05/03/99
Capital Appreciation                            N/A            N/A                 -12.47%          11/01/00
Strategic Opportunities(C)                    -7.90%         11.54%                 12.83%(B)       06/18/85
Global Equity                                 10.36%         10.34%                  9.40%(B)       03/18/88
Growth                                       -28.47%           N/A                  10.97%          07/15/96
Large Cap Growth                             -15.64%          9.66%                 10.08%(B)       08/03/89
Quantitative Equity                            4.57%           N/A                  19.06%(B)       01/01/97
Blue Chip Growth                              -4.35%         17.04%                 11.49%          12/11/92
Real Estate Securities                        23.66%           N/A                   2.35%          01/01/97
Small Company Value                            4.20%           N/A                  -0.41%          10/01/97
Value                                         22.54%           N/A                   8.01%          01/01/97
Tactical Allocation                             N/A            N/A                  -4.24%          05/01/00
Growth & Income                               -8.64%         15.98%                 13.64%          04/23/91
U.S. Large Cap Value                           1.11%           N/A                   1.63%          05/03/99
Equity-Income                                 11.15%         12.80%                 12.10%          02/19/93
Income & Value                                 3.23%          9.02%                  9.30%(B)       08/03/89
Balanced                                     -10.81%           N/A                   3.11%          01/01/97
High Yield                                   -10.45%           N/A                   1.61%          01/01/97

Strategic Bond                                 5.63%           5.44%                 5.40%          02/19/93
Global Bond                                    0.02%           1.81%                 5.13%(B)       03/18/88
Total Return                                   9.10%            N/A                  4.02%          05/03/99
Investment Quality Bond                        7.62%           3.90%                 5.69%(B)       06/18/85
Diversified Bond                               8.52%           6.20%                 7.20%(B)       08/03/89
U.S. Government Securities                     9.06%           4.19%                 5.33%(B)       03/18/88
Money Market                                   4.15%           3.43%                 2.98%(B)       06/18/85
Small Cap Index                                 N/A             N/A                 -7.38%          05/01/00
International Index                             N/A             N/A                -10.81%          05/01/00
Mid Cap Index                                   N/A             N/A                  6.00%          05/01/00
Total Stock Market Index                        N/A             N/A                -11.01%          05/01/00
500 Index                                       N/A             N/A                -10.54%          05/01/00
Lifestyle Aggressive 1000                     -6.66%            N/A                  4.34%          01/07/97
Lifestyle Growth 820                          -4.56%            N/A                  6.40%          01/07/97
Lifestyle Balanced 640                         0.86%            N/A                  6.85%          01/07/97
Lifestyle Moderate 460                         2.56%            N/A                  7.11%          01/07/97
Lifestyle Conservative 280                     5.94%            N/A                  6.79%          01/07/97
Merrill Lynch Small Cap Value                 12.70%            N/A                  5.58%          10/13/97
Focus - Class B
Merrill Lynch Basic Value                     16.59%            N/A                 12.38%          10/13/97
Focus - Class B
Merrill Lynch Developing Capital             -29.99%            N/A                -12.52%          10/13/97
Markets Focus - Class B

(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B)   10 year average annual return.

(C)   Formerly, Mid Cap Blend.

             NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000
              FOR CONTRACTS ISSUED ON OR AFTER NOVEMBER 1, 1996


                                                                             SINCE INCEPTION
                                                                               OR 10 YEARS,          INCEPTION
PORTFOLIO                                   1 YEAR           5 YEAR         WHICHEVER IS SHORTER         DATE
-------------------------------------------------------------------------------------------------------------------
Internet Technologies                           N/A                 N/A            -44.37%            05/01/00
Pacific Rim Emerging Markets(A)              -25.60%              -4.79%            -3.34%            10/04/94
Science & Technology                         -35.14%                N/A             18.23%            01/01/97
International Small Cap                      -30.32%                N/A              8.60%            03/04/96
Aggressive Growth                              1.32%                N/A              7.55%            01/01/97
Emerging Small Company                        -5.86%                N/A             16.46%            01/01/97
Small Company Blend                          -21.05%                N/A              0.24%            05/03/99
Dynamic Growth                                  N/A                 N/A            -36.85%            05/01/00
Mid Cap Stock                                 -5.54%                N/A             -3.53%            05/03/99
All Cap Growth                               -12.25%                N/A             14.03%            03/04/96
Overseas                                     -20.05%               5.03%             5.09%            01/09/95
International Stock                          -17.93%                N/A              4.56%            01/01/97
International Value                           -7.99%                N/A             -3.34%            05/03/99
Capital Appreciation                            N/A                 N/A            -12.47%            11/01/00
Strategic Opportunities(C)                    -7.90%              11.54%            12.83%(B)         06/18/85
Global Equity                                 10.36%              10.34%             9.40%(B)         03/18/88
Growth                                       -28.47%                N/A             10.97%            07/15/96
Large Cap Growth                             -15.64%               9.66%            10.08%(B)         08/03/89
Quantitative Equity(A)                         4.57%              18.29%            15.25%(B)         04/30/87
Blue Chip Growth                              -4.35%              17.04%            11.49%            12/11/92
Real Estate Securities(A)                     23.66%               7.25%            11.87%(B)         04/30/87
Small Company Value                            4.20%                N/A             -0.41%            10/01/97
Value                                         22.54%                N/A              8.01%            01/01/97
Tactical Allocation                             N/A                 N/A             -4.24%            05/01/00
Growth & Income                               -8.64%              15.98%            13.64%            04/23/91
U.S. Large Cap Value                           1.11%                N/A              1.63%            05/03/99
Equity-Income                                 11.15%              12.80%            12.10%            02/19/93
Income & Value                                 3.23%               9.02%             9.30%(B)         08/03/89
Balanced                                     -10.81%                N/A              3.11%            01/01/97

High Yield                                   -10.45%                N/A              1.61%            01/01/97
Strategic Bond                                 5.63%               5.44%             5.40%            02/19/93
Global Bond                                    0.02%               1.81%             5.13%(B)         03/18/88
Total Return                                   9.10%                N/A              4.02%            05/03/99
Investment Quality Bond                        7.62%               3.90%             5.69%(B)         06/18/85
Diversified Bond                               8.52%               6.20%             7.20%(B)         08/03/89
U.S. Government Securities                     9.06%               4.19%             5.33%(B)         03/18/88
Money Market                                   4.15%               3.43%            2.98%(B)          06/18/85
Small Cap Index                                 N/A                 N/A             -7.38%            05/01/00
International Index                             N/A                 N/A            -10.81%            05/01/00
Mid Cap Index                                   N/A                 N/A              6.00%            05/01/00
Total Stock Market Index                        N/A                 N/A            -11.01%            05/01/00
500 Index                                       N/A                 N/A            -10.54%            05/01/00
Lifestyle Aggressive 1000                     -6.66%                N/A              4.34%            01/07/97
Lifestyle Growth 820                          -4.56%                N/A              6.40%            01/07/97
Lifestyle Balanced 640                         0.86%                N/A              6.85%            01/07/97
Lifestyle Moderate 460                         2.56%                N/A              7.11%            01/07/97
Lifestyle Conservative 280                     5.94%                N/A              6.79%            01/07/97
Merrill Lynch Small Cap Value Focus -
Class B                                       12.70%                N/A              5.58%            10/13/97
Merrill Lynch Basic Value
Focus - Class B                               16.59%                N/A             12.38%            10/13/97
Merrill Lynch Developing Capital
Markets Focus - Class B                      -29.99%                N/A            -12.52%            10/13/97

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B)   10 year average annual return.

(C)   Formerly, Mid Cap Blend.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000
                FOR CONTRACTS ISSUED ON OR AFTER NOVEMBER 1, 1996


                                                                             SINCE INCEPTION
                                                                                OR 10 YEARS,            INCEPTION
PORTFOLIO                                      1 YEAR             5 YEAR      WHICHEVER IS SHORTER        DATE
-------------------------------------------------------------------------------------------------------------------
Internet Technologies                            N/A                 N/A           -44.37%              05/01/00
Pacific Rim Emerging Markets(A)               -25.60%              -4.79%           -3.34%              10/04/94
Science & Technology                          -35.14%                N/A            18.23%              01/01/97
International Small Cap                       -30.32%                N/A             8.60%              03/04/96
Aggressive Growth                               1.32%                N/A             7.55%              01/01/97
Emerging Small Company                         -5.86%                N/A            16.46%              01/01/97
Small Company Blend                           -21.05%                N/A             0.24%              05/03/99
Dynamic Growth                                   N/A                 N/A           -36.85%              05/01/00
Mid Cap Stock                                  -5.54%                N/A            -3.53%              05/03/99
All Cap Growth                                -12.25%                N/A            14.03%              03/04/96
Overseas                                      -20.05%               5.03%            5.09%              01/09/95
International Stock                           -17.93%                N/A             4.56%              01/01/97
International Value                            -7.99%                N/A            -3.34%              05/03/99
Capital Appreciation                             N/A                 N/A           -12.47%              11/01/00
Strategic Opportunities(C)                     -7.90%              11.54%           12.83%(B)           06/18/85
Global Equity                                  10.36%              10.34%            9.40%(B)           03/18/88
Growth                                        -28.47%                N/A            10.97%              07/15/96
Large Cap Growth                              -15.64%               9.66%           10.08%(B)           08/03/89
Quantitative Equity(A)                          4.57%              18.29%           15.25%(B)           04/30/87
Blue Chip Growth                               -4.35%              17.04%           11.49%              12/11/92
Real Estate Securities(A)                      23.66%               7.25%           11.87%(B)           04/30/87
Small Company Value                             4.20%                N/A            -0.41%              10/01/97
Value                                          22.54%                N/A             8.01%              01/01/97
Tactical Allocation                              N/A                 N/A            -4.24%              05/01/00
Growth & Income                                -8.64%              15.98%           13.64%              04/23/91
U.S. Large Cap Value                            1.11%                N/A             1.63%              05/03/99
Equity-Income                                  11.15%              12.80%           12.10%              02/19/93
Income & Value                                  3.23%               9.02%            9.30%(B)           08/03/89
Balanced                                      -10.81%                N/A             3.11%              01/01/97

High Yield                                    -10.45%                N/A             1.61%              01/01/97
Strategic Bond                                  5.63%               5.44%            5.40%              02/19/93
Global Bond                                     0.02%               1.81%            5.13%(B)           03/18/88
Total Return                                    9.10%                N/A             4.02%              05/03/99
Investment Quality Bond                         7.62%               3.90%            5.69%(B)           06/18/85
Diversified Bond                                8.52%               6.20%            7.20%(B)           08/03/89
U.S. Government Securities                      9.06%               4.19%            5.33%(B)           03/18/88
Money Market                                    4.15%               3.43%            2.98%(B)           06/18/85
Small Cap Index                                  N/A                 N/A            -7.38%              05/01/00
International Index                              N/A                 N/A           -10.81%              05/01/00
Mid Cap Index                                    N/A                 N/A             6.00%              05/01/00
Total Stock Market Index                         N/A                 N/A           -11.01%              05/01/00
500 Index                                        N/A                 N/A           -10.54%              05/01/00
Lifestyle Aggressive 1000                      -6.66%                N/A             4.34%              01/07/97
Lifestyle Growth 820                           -4.56%                N/A             6.40%              01/07/97
Lifestyle Balanced 640                          0.86%                N/A             6.85%              01/07/97
Lifestyle Moderate 460                          2.56%                N/A             7.11%              01/07/97
Lifestyle Conservative 280                      5.94%                N/A             6.79%              01/07/97
Merrill Lynch Small Cap Value Focus -
Class B                                        12.70%                N/A             5.58%              10/13/97
Merrill Lynch Basic Value
Focus - Class B                                16.59%                N/A             12.38%             10/13/97
Merrill Lynch Developing Capital
Markets Focus - Class B                       -29.99%                N/A           -12.52%              10/13/97

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B)   10 year average annual return.

(C)   Formerly, Mid Cap Blend.


                                    * * * * *

      In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in its advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.

                                    SERVICES

INDEPENDENT AUDITORS

      The consolidated financial statements of the Company at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and of the Variable Account at December 31, 2000 and for each of the two years in the period ended December 31, 2000 appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SERVICING AGENT

      Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

      -     daily updates on:

            -     accumulation unit values

            -     variable annuity participants and transaction

            -     agent production and commissions;

      -     semimonthly commission statements;

      -     monthly summaries of agent production and daily transaction reports;

      -     semiannual statements for contract owners; and

      -     annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

PRINCIPAL UNDERWRITER


      Manulife Financial Securities, LLC, an indirect wholly owned subsidiary of MFC, serves as principal underwriter to the contracts. Prior to January 1, 2002, Manufacturers Securities Services, LLC ("MSS"), the successor to NASL Financial Services, Inc., served as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amount of underwriting commissions paid to MSS in 2000, 1999 and 1998 were $251,409,183, $183,494,116 and $122,828,714, respectively. MSS did not retain any of these amounts during such periods.

                          AUDITED FINANCIAL STATEMENTS

                                     PART C



                               OTHER INFORMATION

Guide to Name Changes and Successions:

The following name changes took place October 1, 1997:

                   Old Name                                                          New Name
NASL Variable Account                                        The Manufacturers Life Insurance Company of North America
                                                             Separate Account A

North American Security Life Insurance Company               The Manufacturers Life Insurance Company of North America

The following name changes took place November 1, 1997:

                   Old Name                                                          New Name
NAWL Holding Co., Inc.                                       Manulife-Wood Logan Holding Co., Inc.

The following name changes took place September 24, 1999:

                   Old Name                                                          New Name
Wood Logan Associates, Inc.                                  Manulife Wood Logan, Inc.

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.


The following changes are scheduled to take place on January 1, 2002:



      The Manufacturers Life Insurance Company of North America ("Manulife North America") will merge into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife north America's assets, including the assets of Separate Account A.



                                   * * * * *


Item 24. Financial Statements and Exhibits

(a)   Financial Statements


      (1) Financial Statements of the Registrant, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H, (Part B of the registration statement). TO BE FILED BY AMENDMENT



      (2) Financial Statements of the Depositor, The Manufacturers Life Insurance Company (U.S.A.) (Part B of the registration statement). TO BE FILED BY AMENDMENT



(b)   Exhibits




(1)   (i)   Resolution of the Board of Directors of North American Security Life
            Insurance Company (U.S.A.) establishing The Manufacturers Life
            Insurance Company Separate Account H - TO BE FILED BY AMENDMENT


(2)   Agreements for custody of securities and similar investments - Not
      Applicable.


(3)   (i)   Form of Underwriting Agreement between North American Security Life
            Insurance Company (Depositor) and NASL Financial Services, Inc.
            (Underwriter) -- Incorporated by reference to Exhibit (b)(3)(i) to
            Form N-4, file number 33-76162, filed March 1, 1999.



      (ii) Form of Promotional Agent Agreement -- Incorporated by reference to Exhibit (b)(3)(ii) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.



      (iii) Form of Amendment to Promotional Agent Agreement - Incorporated by reference to Exhibit (b)(3)(iii) to Form N-4, file number 33-76162, filed February 25, 1998.

      (iv)  Form of broker-dealer Agreement - Filed Herewith



(4)             (i)(A)  Specimen Flexible Purchase Payment Individual Deferred
                        Variable Annuity Contract, Non-Participating (VIS25) - Previously filed as Exhibit (b)(4)(i)(A) to post-effective amendment no. 4 to registration statement on Form N-4, file no. 33-77878, filed February 26, 1998.



                (i)(B) Specimen Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating (VV) - Previously filed as Exhibit (b)(4)(i)(B) to post-effective amendment no. 4 to registration statement on Form N-4, file no. 33-77878, filed February 26, 1998.



                (ii) Specimen Fixed Account Endorsement to Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating (END.007.98) - Previously filed as Exhibit (b)(4)(ii) to post-effective amendment no. 4 to registration statement on Form N-4, file no. 33-77878, filed February 26, 1998.



                (iii) Specimen Individual Retirement Annuity Endorsement to Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating (ENDORSEMENT.001) - Previously filed as Exhibit (b)(4)(iii) to post-effective amendment no. 4 to registration statement on Form N-4, file no. 33-77878, filed February 26, 1998.



                (iv) Specimen ERISA Tax-Sheltered Annuity Endorsement to Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating (END.002.97) - Previously filed as Exhibit (b)(4)(iv) to post-effective amendment no. 4 to registration statement on Form N-4, file no. 33-77878, filed February 26, 1998.



                (v) Specimen Tax-Sheltered Annuity Endorsement to Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating (END.003.97) - Previously filed as Exhibit (b)(4)(v) to post-effective amendment no. 4 to registration on Form N-4, file no. 33-77878, filed February 26, 1998.



                (vi) Specimen Qualified Plan Endorsement Section 401 Plans to Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating (END.004.97) - Previously filed as Exhibit (b)(4)(vi) to post-effective amendment no. 4 to registration statement on Form N-4, file no. 33-77878, filed February 26, 1998.



                (vii) Roth Individual Retirement Annuity Endorsement - Incorporated by reference to Exhibit (b)(4)(ii)(F) to registration statement on Form N-4, file number 33-76162, filed March 1, 1999.



(5)     (i)     Form of Specimen Application for Flexible Purchase Payment
                Individual Deferred Combination Fixed and Variable Annuity
                Contract, Non-Participating -- Incorporated by reference to
                Exhibit (b)(5)(i) to post effective amendment 5 to file number
                333-24657, filed February 28, 2000.



        (ii) Form of Specimen Application for Flexible Purchase Payment Individual Deferred Combination Fixed and Variable Annuity Contract (VENTURE.APP.009.98) - Incorporated by reference to Exhibit (b)(5)(i) to post-effective amendment no. 3 to this registration statement, filed March 1, 1999.



(6)     (i)     Restated Articles of Redomestication of The Manufacturers Life
                Insurance Company (U.S.A.) - Incorporated by reference to
                Exhibit A(6) to the registration statement on Form S-6 filed
                July 20, 2000 (File No. 333-41814).

        (ii) Certificate of Amendment of Certificate of Incorporation of the Company, Name Change July 1984 -- Incorporated by reference to Exhibit (3)(i)(a) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed November 14, 1997.


        (iii) By-laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).



(7)     (i)     Form of Variable Annuity Reinsurance Agreement Contract between
                North American Security Life Insurance Company and Connecticut
                General Life Insurance Company, effective July 1,
                1997--Incorporated by reference to Exhibit (b) (7) (i) to the registration statement filed February 26, 1998.



        (ii) Form of Automatic Reinsurance Agreement between North American Security Life Insurance Company and Swiss Re Life & Health America Inc., effective August 1, 1997 - Incorporated by reference to Exhibit (b) (7) (ii) to this registration statement.



        (iii) Form of contract of reinsurance in connection with the variable annuity contracts being offered - Contract between The Manufacturers Life Insurance Company of North America and Manulife Reinsurance Corporation (USA), effective July 1, 1998 - Incorporated by reference to Exhibit (b)(7)(iv) to Form N-4, file number 33-77878, filed December 16, 1998.



        (iv) Form of Coinsurance Agreement between North American Security Life Insurance Company and Peoples Security Life Insurance Company, effective June 30, 1995 - Incorporated by reference to
                Exhibit 10(iv) to pre-effective amendment No. 1 to Form S-1, file number 333-6011 filed January 29, 1997.


(8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:


        (i) Form of Remote Service Agreement dated November 1, 1996 between North American Security Life Insurance Company and CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.



        (ii) Amendment to Remote Service Agreement dated April 1, 1998 between Manufacturers Life Insurance Company of North America and CSC Continuum Inc. -- Incorporated by reference to Exhibit
                (b)(8)(ii) to post effective amendment no. 9 to Form N-4, file number 33-77878, filed April 28, 2000.


        (iii) Amendment to Remote Service Agreement dated March 1999 between Manufacturers Life Insurance Company of North America and CSC Continuum Inc. - Incorporated by reference to Exhibit (b)(8)(ii) to post-effective amendment no. 9 to Form N-4, file number 33-76162 filed April 27, 2000.


        (iv) Form of Merger Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of North America - Filed Herewith



(9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - TO BE FILED BY AMENDMENT



(10) Written consent of Ernst & Young LLP, independent auditors - TO BE FILED BY AMENDMENT



(11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- Not Applicable.


(13)    Schedules of computation, -- Incorporated by reference to Exhibit
        (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76162, filed March 1, 1996.



(14)    Financial Data Schedule - Not Applicable.



(15)    Powers of Attorney



        (i) (Felix Chee, Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)



        (ii)    Powers of Attorney (John Ostler) - FILED HEREWITH



        (iii)   Powers of Attorney (Jim Boyle, John Lyon) - FILED HEREWITH



Item 25. Directors and Officers of the Depositor.

OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA



John D. DesPrez III**                       Director and Chairman of the Board of Directors, President
James Boyle***                              Director
Robert A. Cook**                            Senior Vice President, U.S. Insurance; Director
Peter Copestake*                            Vice President, Finance
James D. Gallagher**                        Vice President, Secretary and General Counsel
Donald Guloien*                             Executive Vice President and Chief Financial Officer
Geoffrey Guy*                               Director
John Lyon*                                  Vice President and Chief Financial Officer, Investments; Director
James O'Malley*                             Senior Vice President, U.S. Group Pension; Director
Rex Schaybaugh, Jr.*                        Director
John Ostler*                                Vice President and Chief Financial Officer
Warren Thomson                              Senior Vice President, Investments
Denis Turner*                               Vice President and Treasurer



* Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.



** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02116.



*** Principal business address is Manulife Financial, 500 Boylston Street,
    Boston, MA 02116



Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

                         MANULIFE FINANCIAL CORPORATION
                          CORPORATE ORGANIZATION CHART


                               As Of June 30, 2001




                                                                                              % of        Jurisdiction of
Affiliate                                                                        Legal ID    Equity        Incorporation
---------                                                                        --------    ------        -------------
MANULIFE FINANCIAL CORPORATION                                                        2        100          Canada
  The Manufacturers Life Insurance Company                                            1        100          Canada
    Manucab Ltd.(x)                                                                  30        100          Canada
    MF Leasing (Canada) Inc.                                                        169        100          Ontario
       1332953 Ontario Inc.                                                         168        100          Ontario
    MLI Resources Inc.                                                              194        100          Alberta
    Manulife Financial Services Inc.                                                190        100          Canada
    1293319 Ontario Inc.                                                            170        100          Ontario
    Enterprise Capital Management Inc.                                                0         20          Ontario
    Cantay Holdings Inc.                                                             51        100          Ontario
    994744 Ontario Inc.                                                             122        100          Ontario
    DomLife Realty Limited                                                                     100          Canada
    3550435 Canada Inc.                                                             107        100          Canada
       Commercial Union Life Assurance Company of Canada                            106        100          Canada
    3426505 Canada Inc.                                                             161        100          Canada
    Manulife Bank of Canada                                                          58        100          Canada
    Manulife Securities International Ltd.                                           79        100          Canada
    NAL Resources Limited                                                          117        100          Alberta
    Manulife International Capital Corporation Limited                              135        100          Ontario
       Golf Town Canada Inc.                                                        145      59.89          Canada
       VFC Inc.                                                                       0         25          Canada
       1198184 Ontario Limited                                                      134        100          Ontario
       Regional Power Inc.                                                          136         80          Ontario
           La Regionale Power Port-Cartier Inc.                                       0        100          Canada
           La Regionale Power Angliers Inc.                                           0        100          Canada
           Addalam Power Corporation                                                  0         50          Philippines
       Luxell Technologies Inc.                                                       0      13.04          Ontario
    FNA Financial Inc.                                                              115        100          Canada
       NAL Trustco Inc.                                                               0        100          Ontario
       First North American Insurance Company                                       111        100          Canada
       Elliott & Page Limited                                                       116        100          Ontario
       Seamark Asset Management Ltd.                                                118      67.86          Canada
       NAL Resources Management Limited                                             120        100          Canada
    Manulife European Holdings (Alberta) Limited                                    146        100          Alberta
       Manulife Hungary KFT                                                         149         99**        Hungary
    The Manufacturers Investment Corporation                                         87        100          Michigan
       Manulife Reinsurance Corporation (U.S.A.)                                     20        100          Michigan
           Manulife Reinsurance Limited                                              67        100          Bermuda
               MRL Holding, LLC                                                      80        100          Delaware
           The Manufacturers Life Insurance Company (U.S.A.)                         19       96.1*         Michigan
               Flex Holding, LLC                                                      0       22.4          Delaware
                  Flex Leasing I, LLC                                                 0      99.99          Delaware
               Flex Leasing II, LLC                                                   0       19.6          Delaware
               Ennal, Inc.                                                          124        100          Ohio


                                                                                              % of        Jurisdiction of
Affiliate                                                                        Legal ID    Equity        Incorporation
---------                                                                        --------    ------        -------------
               ESLS Investment Limited, LLC                                         167        100          Ohio
               Thornhill Leasing Investments, LLC                                               90          Delaware
               The Manufacturers Life Insurance Company of America                   17        100          Michigan
                  Manulife Holding Corporation                                       21        100          Delaware
                      ManEquity, Inc.                                                 5        100          Colorado
                      Manufacturers Adviser Corporation                               6        100          Colorado
                      Manulife Capital Corporation                                  144        100          Delaware
                         MCC Asset Management Inc.                                  186        100          Delaware
                         MF Private Capital, Inc.                                   182        100          Delaware
                            MF Private Capital Securities, Inc.                     119        100          Delaware
                            0MFPC Insurance Advisors, Inc.                          184        100          Delaware
                            MF Private Capital Ventures, Inc.                       183        100          Delaware
                      Manulife Property Management of Washington, D.C., Inc.          0        100          Wash., D.C.
                      ManuLife Service Corporation                                    7        100          Colorado
                      Manulife Leasing Co., LLC                                                 80          Delaware
               Dover Leasing Investments, LLC                                                   99          Delaware
               Ironside Venture Partners I LLC                                      196        100          Delaware
                  NewRiver Investor Communications Inc.                               0      14.67          Delaware
                  Linx Communications Inc.                                            0      12.39          Delaware
               Ironside Venture Partners II LLC                                     197        100          Delaware
               Manulife-Wood Logan Holding Co., Inc.                                 98        100          Delaware
                  Manulife Wood Logan, Inc.                                          91        100          Connecticut
                  The Manufacturers Life Insurance Company of North America          93        100          Delaware
                      Manufacturers Securities Services, LLC                         97         90++        Delaware
                      The Manufacturers Life Insurance Company of New York           94        100          New York
    Manulife International Investment Management Limited                             64        100          U.K.
       Manulife International Fund Management Limited                                 0        100          U.K.
    WT(SW) Properties Ltd.                                                           82        100          U.K.
    Manulife Europe Ruckversicherungs-Aktiengesellschaft                            138        100          Germany
    MIL Holdings (Bermuda) Limited                                                  147        100          Bermuda
    Manulife International Holdings Limited                                         152        100          Bermuda
       Manulife Provident Funds Trust Company Limited                               163        100          Hong Kong
       Manulife (International) Limited                                              28        100          Bermuda
           Manulife-Sinochem Life Insurance Co. Ltd.                                 43         51          China
           The Manufacturers (Pacific Asia) Insurance Company Limited                61        100          Hong Kong
           Manulife Consultants Limited                                               0        100          Hong Kong
           Manulife Financial Shareholdings Limited                                   0        100          Hong Kong
           Manulife Financial Management Limited                                      0        100          Hong Kong
           Manulife Financial Group Limited                                           0        100          Hong Kong
           Manulife Financial Investment Limited                                      0        100          Hong Kong
       Manulife Funds Direct (Barbados) Limited                                      78        100          Barbados
           P.T. Manulife Aset Manajemen Indonesia                                     0         55          Indonesia
           Manulife Funds Direct (Hong Kong) Limited                                  0        100          Hong Kong

                                                                                              % of        Jurisdiction of
Affiliate                                                                        Legal ID    Equity        Incorporation
---------                                                                        --------    ------        -------------
    Manulife Data Services Inc.                                                      81        100          Barbados
    ManuLife (International) Reinsurance Limited                                     34        100          Bermuda
       Manufacturers P&C Limited                                                     36        100          Barbados
       Manufacturers Life Reinsurance Limited                                        49        100          Barbados
       Manulife Management Services Ltd.                                            191        100          Barbados
    Chinfon-Manulife Insurance Company Limited                                      188         60          Vietnam
    Chinfon-Manulife Insurance Company Limited                                       59         60          Bermuda
    OUB Manulife Pte. Ltd.                                                           14         50          Singapore
    The Manufacturers Life Insurance Co. (Phils.), Inc.                             164        100          Philippines
       Manulife Financial Plans, Inc.                                               187        100          Philippines
    P.T. Asuransi Jiwa Manulife Indonesia                                            42         71          Indonesia
       P.T. Buanadaya Sarana Informatika                                              0        100          Indonesia
       P.T. Asuransi Jiwa Arta Mandiri Prima                                         42        100          Indonesia
    Manulife (Malaysia) SDN.BHD.                                                     74        100          Malaysia
    Manulife Holdings (Hong Kong) Limited                                            15        100          Hong Kong
    Manulife Financial Systems (Hong Kong) Limited                                   53        100          Hong Kong
    Manulife Century Investments (Alberta) Inc.                                     171        100          Alberta
       Manulife Century Life Insurance Company                                      180         35###       Japan
       Manulife Century Investments (Bermuda) Limited                               172        100          Bermuda
           Manulife System Service Kabushiki Kaisha                                 192         90##        Japan
           Manulife Century Investments (Luxembourg) S.A.                           173        100          Luxembourg
               Manulife Century Investments (Netherlands) B.V.                      174        100          Netherlands
                  Daihyaku Manulife Holdings (Bermuda) Limited                      175        100          Bermuda
                  Manulife Century Holdings (Netherlands) B.V.                      195        100          Netherlands
                      Kyoritsu Confirm Co., Ltd.                                    179       90.9+         Japan
                      Manulife  Premium Collection Co., Ltd.                        178         57#         Japan
                      Manulife Century Business Company                             177        100          Japan


----------


(x) Inactive subsidiaries are noted in italics.



* 3.9% of The Manufacturers Life Insurance Company (USA) is owned by .MRL Holding LLC.



** 1% of Manulife Hungary Holdings KFT is owned by The Manufacturers Life Insurance Company.

++ 10% of Manufacturers Securities Services, LLC is owned by The Manufacturers Life Insurance Company of New York.



+ 9.1% of Kyoritsu Confirm Co., Ltd. is owned by Manulife Century Life Insurance Company .



# 10% of Manulife Premium Collection Co., Ltd. is owned by Manulife Century Life Insurance Company .



## 10% of Manulife System Service Kabushiki Kaisha is owned by Manulife Century Life Insurance Company .



### 32.6% of Manulife Century Life Insurance Company is owned by Manulife
    Century Investments (Netherlands) B.V. and 32.4% by Manulife Century Holdings (Netherlands) B.V.



    Item 27. Number of Contract Owners.


    As of September 30, 2001, there were no qualified contracts and no non-qualified contracts of the series offered hereby outstanding.


    Item 28. Indemnification.


    Article XII of the Restated Articles of Redomestication of the Company provides as follows:



    No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:



i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;



ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;



iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;



iv) a transaction from which the director derived an improper personal benefit; or



v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.



If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.



Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:



      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:



      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters.

      The Manufacturers Life Insurance       Principal Underwriter
      Company (U.S.A.)
      Separate Account H

      The Manufacturers Life Insurance       Principal Underwriter
      Company (U.S.A.)
      Separate Account I

      The Manufacturers Life Insurance       Principal Underwriter
      Company (U.S.A.)
      Separate Account J

      The Manufacturers Life Insurance       Principal Underwriter
      Company (U.S.A.)
      Separate Account K

      Name of Investment Company             Capacity in which acting
      The Manufacturers Life Insurance       Principal Underwriter
      Company (U.S.A.)
      Separate Account M

      The Manufacturers Life Insurance       Principal Underwriter
      Company of New York
      Separate Account A

      The Manufacturers Life Insurance       Principal Underwriter
      Company of New York
      Separate Account B




b. The Manufacturers Life Insurance Company (U.S.A.) is the managing member of Manulife Financial Securities, LLC and has sole power to act on behalf of Manulife Financial Securities, LLC. The officers and directors of The Manufacturers Life Insurance Company (U.S.A.) are set forth under Item 25.


c.    None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 500 Boylston Street, Suite 400 Boston, MA 02116-3739 and at 73 Tremont Street, Boston, MA 02108.

Item 31. Management Services.

None.

Item 32. Undertakings.


a. Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940



The Manufacturers Life Insurance Company (U.S.A.) ( "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.



As a condition to the grant of effectiveness of this Registration Statement prior to consummation of the merger of The Manufacturers Life Insurance Company of North America into The Manufacturers Life Insurance Company (U.S.A.), Registrant hereby undertakes not to offer or sell to the public any securities of which Registrant is the issuer unless and until the merger is consummated and a registration statement for Registrant is filed pursuant to Section 8 of the Investment Company Act of 1940 to reflect the change in depositor, which registration statement may take the form of an amendment to the Form N-4 of Separate Account A of The Manufacturers Life Insurance of North America (File no. 811-4113).




b. Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended



Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 5th day of October, 2001.
                                                     ---        --------

SEPARATE ACCOUNT H OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY (U.S.A.)
    (Depositor)


By: /s/John D. DesPrez III
    ----------------------
    John D. DesPrez III
    President

      Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed by the undersigned on the 5th day of October, 2001 in the City of Boston, Massachusetts.
    ---        -------

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/John D. DesPrez III
    ----------------------
    John D. DesPrez III
    President

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 5th day of October, 2001.


Signature                                    Title
---------                                    -----
/s/John D. DesPrez III                       Chairman and President
-----------------------------                (Principal Executive Officer)
John D. DesPrez  III


*                                            Vice President and
-----------------------------                Chief Financial Officer
John Ostler


*                                            Director
-----------------------------
James Boyle


*                                            Director
-----------------------------
Robert A. Cook


/s/James D. Gallagher                        Vice President, Secretary
-----------------------------                and General Counsel
James D. Gallagher


*                                            Director
-----------------------------
Geoffrey Guy



*                                            Director
-----------------------------
John Lyon


*                                            Director
-----------------------------
James O'Malley



*                                            Director
-----------------------------
Rex Schaybaugh, Jr.


*/s/James D. Gallagher
-----------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
3(iv)             Form of Broker Dealer Agreement

8(iv)             Form of Merger Agreement

15(ii)            Power of Attorney (John Ostler)

15(iii)           Power of Attorney (Jim Boyle, John Lyon)